大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2005/UOB2005/UOB-A40/atl

28 November 2005

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sir

MERGER OF UOB RADANASIN AND BANK OF ASIA - FURTHER UPDATE

We enclose a copy of our announcement dated 28 November 2005 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

MERGER OF UOB RADANASIN AND BANK OF ASIA - FURTHER UPDATE

Singapore, 28 November 2005 - Further to its announcement on 8 September 2005, United Overseas Bank Limited ("UOB") wishes to announce that with the transfer of business from UOB Radanasin Bank Public Company Limited ("UOB Radanasin") to Bank of Asia Public Company Limited ("BOA"), the merger of UOB Radanasin and BOA has been effected. The enlarged BOA has changed its name to "United Overseas Bank (Thai) Public Company Limited". Subject to shareholders' and regulatory approvals, UOB Radanasin will eventually be liquidated.

A press release on the integration of UOB Radanasin into BOA is attached.

Vivien Chan
Group Secretary

A New Era for UOB in Thailand

The United Overseas Bank (UOB) Group celebrated a historical milestone in Thailand today. It marked the successful completion of the integration of UOB Radanasin Public Company Limited and Bank of Asia Public Company Limited with the unveiling of a new entity – the United Overseas Bank (Thai) Public Company Limited (UOBT).

UOBT has total assets of Baht 206 billion and a staff strength of over 3,800. Its extensive network of 154 branches offers both consumer and corporate banking customers an array of products ranging from personal financial services, institutional banking, investment banking and treasury services.

Mr Kim Choong Wong, President and CEO of UOBT, shared, "UOB is not a newcomer to Thailand. In the last six years, our main focus was to understand the Thai market and grow the operations of UOB Radanasin. And since the acquisition of the Bank of Asia, we have been busy meeting unique challenges arising from the acquisition and merger of this size. With the successful completion of the operations integration, UOBT will continue to bank on its strengths to bring customers even better choices and services.

"With the new identity, we hope to differentiate ourselves from other banks by leveraging on state-of-the-art technology for our consumer banking product offerings. These include offering value-added services through Internet banking and at all touch-points, cross-border ATM facilities, and domestic and regional credit card reward programmes."

For the first nine months this year, UOBT* reported a net profit of Baht 1,057 million, compared with Baht 564 million for the same period in 2004. "This bodes well for UOBT, considering the investment that the merger and acquisition has commanded," Mr Wong added.

Mr Francis Lee, UOB's Senior Executive Vice President, Personal Financial Services and International, said that UOB is already a regional bank and has more presence in Southeast Asia than most banks in the region. "We believe that our infrastructure and network, coupled with the experience we garnered through UOB Radanasin, firmly positions UOBT to take on the competition in the market-place," commented Mr Lee.

He also disclosed UOB's plan for growth in the region. "We're committed to growing our regional presence through organic expansion, mergers and acquisitions, and forming strategic alliances with compatible partners," he added.

UOB aims to generate 40% of the bank's profit from businesses outside Singapore by 2010. The Group also looks to expand its presence in China and is seeking approval to open a branch in Mumbai, India.

* *Combined net profits of UOB Radanasin and Bank of Asia*

About United Overseas Bank (Thai)

United Overseas Bank (Thai) [UOBT] is the culmination of the successful integration of Bank of Asia and UOB Radanasin on 28 November 2005. It is the ninth largest commercial bank in Thailand, with total assets of Baht 206 billion as at 30 September 2005.

UOBT is a subsidiary of United Overseas Bank Limited (UOB), a leading Singapore and regional bank.

The synergy from the integration has expanded UOBT's branch and ATM networks. With 154 branches and 335 ATMs across Thailand, UOBT provides greater customer convenience and a regional platform to better support the regional banking needs of customers.

UOBT focuses on consumer financial services, small and medium-sized enterprises, as well as financing of major projects by the Thai government. Drawing from a wide array of products and services offered by UOB's extensive network, UOBT provides personal financial services, corporate and institutional banking, treasury management as well as investment banking.

UOBT is well-positioned to become a significant player in the Thai banking and financial industry.

For more information on UOBT, visit www.uob.co.th

About United Overseas Bank

UOB is a leading bank in Singapore that provides a wide range of financial services through its global network of 572 branches, offices and subsidiaries in 18 countries and territories in Asia-Pacific, Western Europe and North America. It has banking subsidiaries in Singapore, Malaysia, Indonesia and Thailand.

UOB is focused on enhancing its leadership in the consumer market, and is today, the largest credit card-issuing bank in Singapore with a card base that has reached 1 million. The Bank also has the largest base of merchants in Singapore, both for consumer and commercial credit card acceptance. There are currently more than 20 co-brand cards in its stable, covering the retail sector, service providers and non-profit organisations.

For more information on UOB, visit www.uobgroup.com

****

For more information, please contact United Overseas Bank (Thai) Pcl:
Tel: 02-343-3000
Fax: 02-285-1372
Jira Surachettapong Ext 4972
Boonchai Asawaarunothai Ext 4964
Pornsin Chinoresyothin Ext 4963

大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2005/UOB2005/UOB-A41/atl

29 November 2005

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sir

RESOLUTIONS PASSED AT THE EXTRAORDINARY GENERAL MEETING

We enclose a certified copy of the Resolutions duly passed at the Extraordinary General Meeting on 18 November 2005, for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Encs

IIII

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 193500026Z

I, Vivien Chan, Secretary of the abovementioned Company, hereby certify that at the Extraordinary General Meeting of the abovenamed Company duly convened and held at the Penthouse, 80 Raffles Place, 61st Storey UOB Plaza 1, Singapore 048624 on the 18th day of November 2005 at 11.30 a.m. the following Resolutions were duly passed:-

"Resolution 1: Special Resolution
The Proposed Increase in Authorised Share Capital and Alterations to the Articles of Association

THAT:

(1) the authorised share capital of United Overseas Bank Limited (the **"Company")** be increased by the creation of 20,000 new Class A preference shares of US$0.01 each (which shall have the rights and be subject to the restrictions set out in the proposed new Article 7A), 200,000 new Class B preference shares of S$0.01 each (which shall have the rights and be subject to the restrictions set out in the proposed new Article 7B) and 40,000 new Class C preference shares of EUR0.01 each (which shall have the rights and be subject to the restrictions set out in the proposed new Article 7C); and

(2) the Articles of Association of the Company be altered in the manner set out in the Appendix to the Company's Circular to Shareholders dated 26 October 2005.

Resolution 2: Ordinary Resolution
The Proposed Preference Share Issue Mandate

THAT subject to and contingent upon the passing of Resolution 1 above:

(1) authority be given to the Directors of the Company to:

(a) allot and issue any of the preference shares referred to in Articles 7A, 7B and/or 7C of the Articles of Association of the Company; and/or

(b) make or grant offers, agreements or options that might or would require the preference shares referred to in sub-paragraph (a) above to be issued,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit and (notwithstanding that the authority conferred by this Resolution may have ceased to be in force) to issue the preference shares referred to in sub-paragraph (a) above in connection with any offers, agreements or options made or granted by the Directors while this Resolution was in force;

(2) the Directors be authorised to do all such things and execute all such documents as they may consider necessary or appropriate to give effect to this Resolution as they may deem fit; and

(3) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier."

Vivien Chan
Company Secretary
29 November 2005

PROPOSED ALTERATIONS TO THE ARTICLES OF THE COMPANY

The proposed alterations to the Articles of the Company are as follows:

(1) Article 3

The existing Article 3 shall be deleted in its entirety and replaced with the following new Article 3:

"The authorised share capital of the Company is S$3,000,002,000, US$200 and EUR400 divided into:

(1) 3,000,000,000 ordinary shares of S$1.00 each;

(2) 20,000 non-cumulative non-convertible Class A preference shares of US$0.01 each ("**Class A Preference Shares**");

(3) 200,000 non-cumulative non-convertible Class B preference shares of S$0.01 each ("**Class B Preference Shares**"); and

(4) 40,000 non-cumulative non-convertible Class C preference shares of EUR0.01 each ("**Class C Preference Shares**")."

(2) Articles 7A, 7B and 7C

The following new Article 7A, Article 7B and Article 7C shall be inserted immediately after the existing Article 7:

"7A. Class A Preference Shares

The Class A Preference Shares shall have the following rights and be subject to the following restrictions.

(1) Denomination

The par value of each Class A Preference Share shall be US$0.01, with a liquidation preference of US$100,000 ("**Liquidation Preference**").

(2) Dividends

(a) **Non-Cumulative Preferential Dividends**. Subject to **Articles 7A(2)(d)**, **(f)** and **(g)** below, the Class A Preference Shares shall entitle the holder thereof (each, a "**Class A Preference Shareholder**") to receive a non-cumulative preferential cash dividend ("**Dividend**") on the Liquidation Preference thereof calculated on the bases set out in **Articles 7A(2)(b)** and **(c)** below. The Dividend shall be payable:

(i) semi-annually in arrear on **15 March** and **15 September** in each year up to and including the Dividend Re-Set Date (as defined below); and

(ii) thereafter quarterly in arrear on **15 March, 15 June, 15 September** and **15 December** in each year (each such date, and each of the dates in **Article 7A(2)(a)(i)** above, a "**Dividend Date**", provided that if any such date in **Article 7A(2)(a)(ii)** is not a Business Day, such Dividend Date shall be the next following day that is a Business Day),

in each case when, as and if declared by the Board of Directors of the Company (or an authorised committee thereof) ("**Board**"), *provided that* the first Dividend will be paid (i) in relation to the first issuance of the Class A Preference Shares, in respect of the period from, and including, the dividend payment date in respect of the Issuer Preference Shares immediately preceding the date on which the Class A Preference Shares are first issued (the

"**Issue Date**") to, but excluding, the first Dividend Date after the Issue Date and (ii) in relation to any subsequent issuance of Class A Preference Shares, the period from, and including, the latter of (aa) the dividend payment date in respect of the Issuer Preference Shares immediately preceding the Issue Date and (bb) the Dividend Date immediately preceding the date on which the Class A Preference Shares comprised in that issuance are issued, to, but excluding, the Dividend Date immediately following the date on which the Class A Preference Shares comprised in that issuance are issued.

If any Dividend Date in **Article 7A(2)(a)(i)** would otherwise fall on a day which is not a Business Day (as defined below), payment of the Dividend otherwise payable on such date shall be postponed to the next day which is a Business Day. For the avoidance of doubt, where there is more than one issuance of Class A Preference Shares, the Issue Date, for the purposes of this **Article 7A**, shall be the date on which the first Class A Preference Shares are issued.

No Class A Preference Shareholder shall have any claim in respect of any Dividend or part thereof not due or payable pursuant to **Articles 7A(2)(d)**, **(f)** and **(g)** below. Accordingly, such amount shall not accumulate for the benefit of the Class A Preference Shareholders or entitle the Class A Preference Shareholders to any claim in respect thereof against the Company.

"**Business Day**" means a day other than a Saturday or Sunday on which commercial banks are open for business in Singapore, New York and London.

"**Dividend Re-Set Date**" shall be a date (if any), to be determined by the Board in its absolute discretion on or prior to the date of issue of the Issuer Preference Shares (the "**Issuer Preference Shares Issue Date**"), such date (if any) to be a dividend payment date in respect of the Issuer Preference Shares falling on or after the tenth anniversary of the Issuer Preference Shares Issue Date. For the avoidance of doubt, (i) the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date, that there shall be no Dividend Re-Set Date and (ii) where there is more than one issuance of Issuer Preference Shares, the Issuer Preference Shares Issue Date, for the purposes of this **Article 7A**, shall be the date on which the first Issuer Preference Shares are issued.

"**Issuer Preference Shares**" mean preference shares which are to be issued, as determined by the Board in its absolute discretion by a special purpose vehicle ("**Issuer**") to be incorporated, as determined by the Board in its absolute discretion, wholly-owned, managed and under the sole control of the Company, and which are expressed to be substituted by the Class A Preference Shares.

(b) **Fixed Dividend Rate**. Each Class A Preference Share in issue on or prior to the Dividend Re-Set Date shall, subject to **Article 7A(2)(a)** above, entitle the holder thereof to receive for each Dividend Period (as defined below) ending on or prior to the Dividend Re-Set Date Dividends (when, as and if declared by the Board) payable in United States dollars at a fixed rate per annum of not less than two per cent. and not more than 25 per cent., as the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date, of the Liquidation Preference thereof, calculated on the basis of the Day Count Fraction.

"**Day Count Fraction**" means (i) prior to the Dividend Re-Set Date, the number of days in the relevant period divided by 360 (the number of days to be calculated on the basis of 360 days with 12 30-day months and in the case of an incomplete month the actual number of days elapsed); and (ii) on or after the Dividend Re-Set Date, the actual number of days in the relevant period divided by 360;

"**Dividend Period**" means:

(i) in relation to the first issuance of Class A Preference Shares, the period from, and including, the dividend payment date in respect of the Issuer Preference Shares immediately preceding the Issue Date to, but excluding, the first Dividend Date and each successive period thereafter from, and including, a Dividend Date to, but excluding, the next succeeding Dividend Date; and

(ii) in relation to any subsequent issuance of Class A Preference Shares, the period from, and including, the latter of:

(aa) the dividend payment date in respect of the Issuer Preference Shares immediately preceding the Issue Date; and

(bb) the Dividend Date immediately preceding the date on which the Class A Preference Shares comprised in that issuance are issued,

to, but excluding, the Dividend Date immediately following the date on which the Class A Preference Shares comprised in that issuance are issued and each successive period thereafter from, and including, a Dividend Date to, but excluding the next succeeding Dividend Date.

(c) **Floating Dividend Rate**. Each Class A Preference Share in issue after the Dividend Re-Set Date shall entitle the holder thereof to receive on each Dividend Date falling after the Dividend Re-Set Date Dividends (when, as and if declared by the Board) payable in United States dollars at a floating rate per annum equal to:

(i) the three-month USD LIBOR (as defined below) in effect for the relevant Dividend Period; plus

(ii) a margin of not less than 0.5 per cent. and not more than 10 per cent., as the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date and in compliance with the published capital adequacy requirements of the MAS applicable to the Company at the relevant time,

of the Liquidation Preference thereof, calculated on the basis of the Day Count Fraction.

Any determination by the Calculation Agent (as defined below) under this **Article 7A** shall be final and conclusive absent manifest error.

"**Calculation Agent**" means such entity appointed as calculation agent for the purposes of this **Article 7A** by the Board.

"**three-month USD LIBOR**" means, in respect of any Dividend Period, the rate for deposits in United States dollars for a period of three months determined by the Calculation Agent which appears on Moneyline Telerate Service Page 3750 (or such other page as may replace Moneyline Telerate Service Page 3750) as of approximately 11.00 a.m., London time, on the relevant LIBOR Determination Date (as defined below); *provided that*, if, at such time, no such rate appears or Moneyline Telerate Service Page 3750 (or such other replacement page as aforesaid) is unavailable, the Calculation Agent will request appropriate quotations and will determine the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates at which deposits in United States dollars are offered by three major banks (or, if fewer than three rates are so quoted, two major banks, or, if fewer than two rates are so quoted, one major bank) in the London inter-bank market, selected by the Calculation Agent, at approximately 11.00 a.m., London time, on such LIBOR Determination Date to prime banks in the London inter-bank market for a period of three months and in an amount that is representative for a single transaction in the relevant market at the relevant time. If on any LIBOR Determination Date, no such rates are quoted, the Calculation Agent will request appropriate quotations and will determine the arithmetic

mean (rounded up, if necessary, to the nearest four decimal places) of the rates quoted by three major banks (or, if fewer than three rates are so quoted, two major banks, or if fewer than two rates are so quoted, one major bank) in the London inter-bank market, selected by the Calculation Agent, at approximately 11.00 a.m. London time, on such LIBOR Determination Date as being their cost (including the cost occasioned by or attributable to complying with reserves, liquidity, deposit or other requirements imposed on them by any relevant authority or authorities) of funding, for the relevant Dividend Date, an amount equal to the aggregate Liquidation Preference for such Dividend Period by whatever means they determine to be the most appropriate.

"**LIBOR Determination Date**" means, with respect to any Dividend Period, the day falling two Business Days (other than a Saturday or Sunday) on which commercial banks are open for business in London prior to the first day of that Dividend Period.

(d) **Dividends at Board's Discretion**. Any decision regarding the declaration or payment of any Dividend on the Class A Preference Shares shall be at the sole and absolute discretion of the Board. Nothing herein contained shall impose on the Board any requirement or duty to resolve to distribute, declare or pay in respect of any fiscal year or period the whole or any part of the profits of the Company available for distribution. No Dividend or any part thereof shall become due or payable on any Dividend Date for the purposes of this **Article 7A** unless the Board has declared or resolved to distribute such Dividend or part thereof with respect to that Dividend Date.

(e) **Ranking**. The Class A Preference Shares shall rank as regards participation in profits *pari passu* with all other shares to the extent that they are expressed to rank *pari passu* therewith and in priority to the Company's ordinary shares. The Company may from time to time and at any time create or issue any other shares ranking, as to participation in the profits or the assets of the Company, *pari passu* with or junior to:

(i) the Class A Preference Shares; or

(ii) any other Parity Obligations (as defined below),

in each case without the prior approval of the Class A Preference Shareholders and the holders of all other Parity Obligations and the creation or issue by the Company of such shares (regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable) shall be deemed not to constitute a variation of the rights attached to the Class A Preference Shares.

The Company shall not create or issue any other shares ranking, as to participation in the profits or the assets of the Company, senior or in priority to:

(aa) the Class A Preference Shares; or

(bb) any other Parity Obligations,

unless approved by the Class A Preference Shareholders and the holders of all other Parity Obligations, acting as a single class in accordance with **Article 7A(5)** below.

"**Parity Obligations**" means **(I)** any preference shares or other similar obligations of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis (including, without limitation, the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares) or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares or **(II)** any preference shares or other similar obligations of any subsidiary of the Company that constitute Tier 1 capital of

the Company on an unconsolidated basis or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares.

(f) **Dividend Restrictions**. Dividends may only be declared and paid out of Distributable Reserves (as defined below). Notwithstanding that the Board may have declared or resolved to distribute any Dividend on any Dividend Date, the Company shall not be obliged to pay, and shall not pay, such Dividend on that Dividend Date (and such Dividend shall not be considered to be due or payable for the purposes of this **Article 7A**) if:

(i) the Company is prevented by applicable Singapore banking regulations or other requirements of the MAS from making payment in full of dividends or other distributions when due on Parity Obligations; or

(ii) the Company is unable to make such payment of dividends or other distributions on Parity Obligations without causing a breach of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company; or

(iii) the aggregate of the amount of such Dividend (if paid in full), together with the sum of any other dividends and other distributions originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year on the Class A Preference Shares or Parity Obligations, would exceed the Distributable Reserves as of the relevant Dividend Determination Date.

"**Distributable Reserves**" means, at any time, the amounts for the time being available to the Company for distribution as a dividend in compliance with Section 403 of the Companies Act, Chapter 50 of Singapore ("**Available Amounts**") as of the date of the Company's latest audited balance sheet; *provided that* if the Board reasonably believes that the Available Amounts as of any Dividend Determination Date are lower than the Available Amounts as of the date of the Company's latest audited balance sheet and are insufficient to pay the Dividend and for payments on Parity Obligations on the relevant Dividend Date, then two Directors of the Company shall be required to provide a certificate, on or prior to such Dividend Determination Date, to the Class A Preference Shareholders accompanied by a certificate of the Company's auditors for the time being of the Available Amounts as of such Dividend Determination Date (which certificate of the two Directors shall be binding absent manifest error) and "**Distributable Reserves**" as of such Dividend Determination Date for the purposes of such Dividend shall mean the Available Amounts as set forth in such certificate.

"**Dividend Determination Date**" means, with respect to any Dividend Date, the day falling two Business Days prior to the Dividend Date.

(g) **Dividend Limitation Notice**. Without prejudice to the discretion of the Board under **Article 7A(2)(d)** above, if the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares, the Company may give, on or before the relevant Dividend Determination Date, a notice ("**Dividend Limitation Notice**") to the share registrar of the Company for the time being ("**Registrar**") and the Class A Preference Shareholders that the Company will pay no dividends or less than full dividends on such Dividend Date, in which case no dividends or less than full dividends as set out in the Dividend Limitation Notice shall become due and payable on such Dividend Date. The Dividend Limitation Notice shall include a statement to the effect that the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares and identify the specific dividend on the ordinary shares that will not be paid.

Each Dividend Limitation Notice shall be given in writing by mail to each Class A Preference Shareholder except that where the Class A Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of giving notice in writing by mail to such shareholder, determine to publish such notice on such stock exchange(s). So long as the Class A Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class A Preference Shares are listed on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") and the rules of SGX-ST so require, each Dividend Limitation Notice shall be published in accordance with **Article 7A(10)(b)** below.

(h) ***Pro Rata* Dividend Payment**. If, whether by reason of the provisions of **Article 7A(2)(f)** above or the terms of a Parity Obligation, on the relevant Dividend Date, a Dividend is not paid in full on the Class A Preference Shares or dividends or other distributions are not paid in full on any Parity Obligations, but on such Dividend Date there are Distributable Reserves, then each Class A Preference Shareholder shall be entitled to receive the Relevant Proportion (as defined below) of any such Dividend.

"**Relevant Proportion**" means:

(i) in relation to any partial payment of a Dividend, the amount of Distributable Reserves as of the relevant Dividend Determination Date divided by the sum of:

(aa) the full amount originally scheduled to be paid by way of Dividend (whether or not paid in whole or part) during the Company's then-current fiscal year; and

(bb) the sum of any dividends or other distribution or payments in respect of Parity Obligations originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year,

converted where necessary into the same currency in which Distributable Reserves are calculated by the Company; and

(ii) in relation to any partial payment of any Liquidation Distribution (as defined below), the total amount available for any such payment and for making any liquidation distribution on any Parity Obligations divided by the sum of:

(aa) the full Liquidation Distribution before any reduction or abatement hereunder; and

(bb) the amount (before any reduction or abatement hereunder) of the full liquidation distribution on any Parity Obligations,

converted where necessary into the same currency in which liquidation payments are made to creditors of the Company.

(i) **Payments; No Further Rights to Participate in Profits**. Payments of Dividends shall, if due and payable under this **Article 7A**, be made to the Class A Preference Shareholders on the register at any date selected by the Board not less than six Business Days prior to the relevant Dividend Date. Save as set out in this **Article 7A**, the Class A Preference Shares shall not confer any right or claim as regards participation in the profits of the Company.

(j) **Dividend Stopper**. In the event any Dividend is not paid in full for any reason on any Dividend Date, the Company shall not:

(i) declare or pay any dividends or other distributions in respect of, or (if permitted) repurchase or redeem, its ordinary shares or any other security of the Company ranking *pari passu* or junior to the Class A Preference Shares (or contribute any moneys to a sinking fund for the redemption of any such shares or securities); or

(ii) declare or pay, or permit any subsidiary of the Company (other than a subsidiary of the Company that carries on banking business) to declare or pay, any dividends or other distributions in respect of any Parity Obligations, or (if permitted) repurchase or redeem any Parity Obligations (or contribute any moneys to a sinking fund for the redemption of any such obligations),

in each case until it has paid Dividends in full in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months (or an amount equivalent to the Dividends to be paid in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months has been paid or irrevocably set aside in a separately designated trust account for payment to the Class A Preference Shareholders).

(k) **Prescription**. Any Dividend unclaimed after a period of six years from the date of declaration of such Dividend shall be forfeited and revert to the Company. No Dividends or other moneys payable on or in respect of a Class A Preference Share shall bear interest against the Company.

(l) **Net Dividends**. For the avoidance of doubt:

(i) while the Company remains on the imputation system of taxation (which shall not be longer than the Transition Period (as defined below)), all references in this **Article 7A** to any amount of Dividends payable by the Company shall be construed as references to net Dividend amounts, exclusive of Tax Credits (as defined below); and

(ii) nothing in these **Articles** obliges the Company (whether during or after the Transition Period):

(aa) to pay, or make available to any Class A Preference Shareholders, any Tax Credits in respect of any Dividends or otherwise to compensate any Class A Preference Shareholders for not paying or not making available such Tax Credits;

(bb) to remain on the imputation system of taxation, regardless of whether the Company has any Tax Credits; or

(cc) to ensure that it has any Tax Credits at any time, regardless of whether any Class A Preference Shares are outstanding as of such time.

"**Tax Credits**" means the amounts representing tax paid by the Company which is imputed to, and deemed to be paid on behalf of, the Class A Preference Shareholders when the Company distributes taxed income as dividends or other moneys payable on or in respect of a Class A Preference Share.

"**Transition Period**" means the five-year transitional period from 1 January 2003 to 31 December 2007 allowed by the Inland Revenue Authority of Singapore in its circular of 15 August 2002 for Singapore resident companies with unutilised Section 44 of the Income Tax Act balances as of 31 December 2002 to remain on the imputation system (before moving to the new one-tier corporate tax system) for the purpose of paying franked dividends (that is, dividends that carry tax credit).

(3) **Liquidation Distributions**

(a) **Rights Upon Liquidation**. In the event of the commencement of any dissolution or winding up of the Company (other than pursuant to a Permitted Reorganisation (as defined below)) before any redemption of the Class A Preference Shares, the Class A Preference Shares shall rank:

(i) junior to depositors and all other creditors (including the holders of subordinated debt) of the Company;

(ii) *pari passu* with all Parity Obligations of the Company; and

(iii) senior to the holders of the Company's ordinary shares and any other securities or obligations of the Company that are subordinated to the Class A Preference Shares.

On such a dissolution or winding up, each Class A Preference Share shall be entitled to receive in United States dollars an amount equal to the Liquidation Distribution (as defined below).

"**Liquidation Distribution**" means, upon a dissolution or winding up of the Company, the Liquidation Preference together with, subject to the restrictions in **Article 7A(2)(f)** above and unless a Dividend Limitation Notice is in effect, any accrued but unpaid Dividend (whether or not declared) from, and including, the commencement date of the Dividend Period in which the date of the dissolution or winding up falls to but excluding the date of actual payment.

"**Permitted Reorganisation**" means a solvent reconstruction, amalgamation, reorganisation, merger or consolidation whereby all or substantially all the business, undertaking and assets of the Company are transferred to a successor entity which assumes all the obligations of the Company under the Class A Preference Shares.

(b) ***Pro Rata* Liquidation Distribution**. If, upon any such dissolution or winding up, the amounts available for payment are insufficient to cover the Liquidation Distribution and any liquidation distributions of any Parity Obligation, but there are funds available for payment so as to allow payment of part of the Liquidation Distribution, then each Class A Preference Shareholder shall be entitled to receive the Relevant Proportion of the Liquidation Distribution.

(c) **No Further Rights to Participate in Assets**. Save as set out in this **Article 7A**, the Class A Preference Shares shall not confer any right or claim as regards participation in the assets of the Company.

(4) **Redemption**

(a) **Optional Redemption**. The Company may, at its option, redeem in whole, but not in part, the Class A Preference Shares for the time being issued and outstanding on such date(s), as may be determined by the Board in its absolute discretion on or prior to the Issuer Preference Shares Issue Date, such date(s) to correspond with the optional redemption date(s) in respect of the Issuer Preference Shares, in each case subject to the satisfaction of the Redemption Conditions (as defined below) and to Singapore law.

"**Redemption Conditions**" means:

(i) that the prior written consent of the MAS to the redemption, if then required, has been obtained and that any conditions that the MAS may impose at the time of any consent, if then required, have been satisfied; and

(ii) that the Distributable Reserves of the Company and/or share premium and/or Replacement Capital (as defined below) as at the date for redemption equals at least the Liquidation Preference and the full amount of any accrued but unpaid Dividend (whether or not declared) in respect of the Dividend Period in which the relevant redemption falls.

"**Replacement Capital**" means ordinary shares and/or Parity Obligations issued for the purpose of funding the redemption of the Class A Preference Shares.

(b) **Tax Event Redemption**. If at any time a Tax Event (as defined below) has occurred and is continuing, subject to this **Article 7A(4)(b)**, then the Class A Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice (as defined in **Article 7A(4)(e)** below):

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Tax Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Tax Event for all purposes of this **Article 7A**.

If there is available to the Company the opportunity to eliminate the Tax Event by taking some ministerial action or pursuing some other reasonable measure that, in the absolute discretion of the Company, will not have an adverse effect on the Company or the holders of the Class A Preference Shares, and will not involve any material cost, the Company will pursue that measure in lieu of redemption.

"**Tax Event**" means that, as a result of any change after the date of issuance of the Class A Preference Shares in, or amendment to, any law or regulation of Singapore or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of any law or regulation by any relevant body in Singapore, payments to the Class A Preference Shareholders:

(i) would be subject to deduction or withholding for or on account of tax; or

(ii) would give rise to any obligation of the Company to account for any tax in Singapore at a rate in excess of the rate in effect immediately prior to such issuance,

and such obligation cannot in each case be avoided by the Company taking reasonable measures available to it.

(c) **Special Event Redemption**. If at any time a Special Event (as defined below) has occurred and is continuing, subject to this **Article 7A(4)(c)** then the Class A Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice:

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Special Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Special Event for all purposes of this **Article 7A**.

"**Special Event**" means for any reason there is more than an insubstantial risk that for the purposes of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company, the Class A Preference Shares may not be included in the Tier 1 capital of the Company on a consolidated or unconsolidated basis.

(d) **Cash Redemption**. Any redemption of the Class A Preference Shares shall be made in cash.

(e) **Redemption Notice**. If the Class A Preference Shares are to be redeemed, a notice of redemption (each, a "**Redemption Notice**") shall be mailed to each holder of the Class A Preference Shares to be redeemed, not less than 30 days nor more than 60 days prior to the relevant date of redemption ("**Redemption Date**"), except that where the Class A Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of mailing the notice to such shareholder, determine to publish such notice on such stock exchange(s) not less than 30 days nor more than 60 days prior to the Redemption Date. So long as the Class A Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class A Preference Shares are listed on the SGX-ST and the rules of SGX-ST so require, each Redemption Notice shall be published in accordance with **Article 7A(10)(b)** below.

Each Redemption Notice shall specify *inter alia*:

(i) the Redemption Date;

(ii) the Class A Preference Shares to be redeemed on the Redemption Date;

(iii) the Redemption Amount (as defined below); and

(iv) the place or places where the Class A Preference Shareholders may surrender share certificates (if applicable) in respect of the Class A Preference Shares and obtain payment of the Redemption Amount.

No defect in the Redemption Notice or in its mailing shall affect the validity of the redemption proceedings.

(f) **Redemption Amount**. The cash amount ("**Redemption Amount**") payable on redemption is:

(i) in the case of a redemption pursuant to **Article 7A(4)(a) or (b)**, an amount equal to the Redemption Price; and

(ii) in the case of a redemption pursuant to **Article 7A(4)(c)**, an amount equal to the Special Event Redemption Price. Any such redemption shall not prejudice the rights of the holder of the Class A Preference Shares to be so redeemed to receive any accrued but unpaid Dividend payable on the Redemption Date.

"**Redemption Price**" means the Liquidation Preference, together with, subject to the restrictions in **Article 7A(2)(f)** above and unless a Dividend Limitation Notice is in effect, any accrued but unpaid Dividends (whether or not declared) in respect of the period commencing on the first day of the Dividend Period in which the relevant redemption falls to but excluding the date of such redemption.

"**Special Event Redemption Price**" means:

(i) in the case of a redemption on a date which is prior to the Dividend Re-Set Date, an amount equal to the higher of (aa) the Liquidation Preference (together with any accrued but unpaid Dividend (whether or not declared) in respect of the Dividend Period in which the relevant redemption falls) and (bb) the Make Whole Amount (if any); and

(ii) in the case of a redemption on or after the Dividend Re-Set Date, the Redemption Price.

"**Make Whole Amount**" means, at any time prior to the Dividend Re-Set Date, an amount equal to the sum of:

(i) the present value of the Liquidation Preference assuming a repayment thereof on the Dividend Re-Set Date; plus

(ii) the present values of the remaining scheduled Dividends, to and including the Dividend Re-Set Date;

in each case discounted to the Redemption Date in accordance with the Day Count Fraction at a rate equal to the sum of (x) a fixed rate of not less than 0.10% and not more than 2.50%, as the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date and (y) the U.S. Treasury Yield.

"**U.S. Treasury Yield**" means the yield calculated by the Calculation Agent, under the heading which represents the average for the week immediately prior to the Redemption Date, appearing in the most recently published statistical release designated "**H.15(519)**" or any successor publication which is published weekly by the Federal Reserve and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "**Treasury Constant Maturities**" for the maturity most closely corresponding to the Dividend Re-Set Date.

(g) **Payments**. Payments in respect of the amount due on redemption of a Class A Preference Share shall be made by cheque or such other method as the Directors of the Company may specify in the Redemption Notice not later than the date specified for the purpose in the Redemption Notice. Payment shall be made against presentation and surrender of the share certificate of the relevant Class A Preference Shares (if any) at the place or one of the places specified in the Redemption Notice.

(h) **Discharge**. A receipt given by the holder for the time being of any Class A Preference Share (or in the case of joint holders by the first-named joint holder) in respect of the amount payable on redemption of the Class A Preference Share shall constitute an absolute discharge to the Company.

(5) **Voting**

(a) **General**. Except as provided in this **Article 7A(5)**, the Class A Preference Shareholders shall not be entitled to attend and vote at general meetings of the Company.

(b) **Class Meetings**. The Class A Preference Shareholders shall be entitled to attend class meetings of the Class A Preference Shareholders. Every Class A Preference Shareholder who is present in person at such class meetings shall have on a show of hands one vote and on a poll one vote for every Class A Preference Share of which he is the holder.

(c) **General Meetings**. If Dividends with respect to the Class A Preference Shares in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 months have not been paid in full when due, then the Class A Preference Shareholders shall have the right to receive notice of, attend, speak and vote at general meetings of the Company on all matters, including the winding-up of the Company, and such right shall continue until after the next following Dividend Date on which a Dividend in respect of the Class A Preference Shares is paid in full (or an amount equivalent to the Dividend to be paid in respect of the next Dividend Period has been paid or irrevocably set aside in a separately designated trust account for payment to the Class A Preference Shareholders). Every Class A Preference Shareholder who is present in person at such general meetings shall have on a show of hands one vote and on a poll one vote for every Class A Preference Share of which he is the holder.

(6) **Purchases**

The Company may at any time and from time to time exercise any powers conferred by applicable Singapore law in purchasing the Class A Preference Shares. No repurchase of any Class A Preference Shares shall be made without the prior consent of the MAS (for so long as the Company is required to obtain such consent).

(7) **Taxation**

All payments on the Class A Preference Shares will be made free and clear by the Company without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature ("**Taxes**") imposed by or on behalf of Singapore or any authority thereof or therein having power to tax, unless such deduction or withholding of such Taxes is required by law. In the event that any such withholding or deduction in respect of any payment on the Class A Preference Shares is required by law, the Company will pay such additional amounts ("**Additional Amounts**") as will result in the receipt by the holders of the Class A Preference Shares of the amounts which would otherwise have been receivable in respect of such payment on the Class A Preference Shares in the absence of such withholding or deduction, provided that no such Additional Amounts shall be payable in respect of any of the Class A Preference Shares:

(i) to or on behalf of a holder of Class A Preference Shares or beneficial owner with respect to Class A Preference Shares which is (aa) treated as a resident of Singapore or a permanent establishment in Singapore for tax purposes; or (bb) who is liable for such taxes, duties, assessments or governmental charges in respect of the Class A Preference Shares by reason of his, her or its being connected with Singapore other than by reason only of the holding of any of the Class A Preference Shares; and

(ii) to the extent that such Taxes would not have been required to be deducted or withheld but for the failure to comply by the holder of the Class A Preference Shares or beneficial owner with respect to the Class A Preference Shares with a request of the Company addressed to such holder to make any declaration of non-residence or other similar claim, which is required or imposed by a statute, treaty or administrative practice of Singapore, as the case may be, as a pre-condition to exemption from all or part of such Taxes.

For the avoidance of doubt, this **Article 7A(7)** shall not apply in respect of any deduction of tax made or deemed to be made under Section 44 of the Income Tax Act (which gives effect to the imputation system referred to in **Article 7A(2)(I)** above).

(8) Variations of Rights and Further Issues

Unless otherwise required by applicable law and notwithstanding **Article 9** below, any variation or abrogation of the rights, preferences and privileges of the Class A Preference Shares by way of amendment of the Articles or otherwise (including, without limitation, the authorisation or creation of any securities or ownership interests of the Company ranking, as to participation in the profits or assets of the Company, senior to the Class A Preference Shares) shall require:

(a) the consent in writing of the holders of at least 75 per cent. of the outstanding Class A Preference Shares; or

(b) the sanction of a special resolution passed at a separate class meeting of the Class A Preference Shareholders (the quorum at such class meeting to be such number of Class A Preference Shareholders holding or representing not less than two-thirds of the outstanding Class A Preference Shares),

provided that:

(i) no such consent or sanction shall be required if the change is solely of a formal, minor or technical nature or is to correct an error or cure an ambiguity (but such change shall not reduce the amounts payable to the Class A Preference Shareholders, impose any material obligation on the Class A Preference Shareholders or materially adversely affect their voting rights);

(ii) no such consent or sanction shall be required for the creation or issue of further shares ranking *pari passu* with or junior to the Class A Preference Shares (the creation or issue of such other shares, regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable, shall not be deemed to be a variation or abrogation of the rights, preferences and privileges of the Class A Preference Shares);

(iii) no such consent or sanction shall be required for the redemption, purchase or cancellation of the Class A Preference Shares in accordance with these Articles; and

(iv) no provision of the Class A Preference Shares may be amended without the prior written consent of the MAS if such amendment would result in the Class A Preference Shares not being treated as Tier 1 capital of the Company on a consolidated or unconsolidated basis.

The Company shall cause a notice of any meeting at which any Class A Preference Shareholder is entitled to vote, and any voting forms, to be mailed to each Class A Preference Shareholder in accordance with **Article 7A(10)** below. Each such notice shall include a statement setting forth (i) the date, time and place of such meeting, (ii) a description of any resolution to be proposed for adoption at such meeting on which such holders are entitled to vote and (iii) instructions for the delivery of proxies.

(9) **Transfer of Preference Shares**

An instrument of transfer of a share which is in certificated form must be in writing in any usual form or other form approved by the Directors of the Company and must be executed by or on behalf of the transferor and by or on behalf of the transferee. The transferor shall remain the holder of the shares transferred until the name of the transferee is entered in the register of members of the Company in respect thereof.

The Directors of the Company may, in the case of transfers of Class A Preference Shares in certificated form, at their absolute discretion and without assigning any reason therefor, refuse to register:

(a) any transfer of a Class A Preference Share (not being a fully paid Class A Preference Share); *provided that* where any Class A Preference Shares are listed on the SGX-ST or any other stock exchange or quotation system, such discretion may not be exercised in such a way as to prevent dealings in the Class A Preference Shares from taking place on an open and proper basis; and

(b) any transfer of a Class A Preference Share on which the Company has a lien.

The Directors of the Company may also decline to register a transfer unless the instrument of transfer is duly stamped (if so required).

The Class A Preference Shares are in registered form. The registration of share transfers may be suspended at such times and for such periods as the Directors of the Company may determine not exceeding 30 days in any year.

(10) **Notices or Other Documents**

(a) **Delivery of Notice**. Any notice or other document may be served by the Company upon any holder of the Class A Preference Shares in the manner provided in these **Articles**. Any such notice or document shall be deemed to be served and delivered in accordance with these **Articles**.

(b) **Newspaper Publication**. For so long as the Class A Preference Shares are listed on the SGX-ST and the SGX-ST so requires, notice shall also be published in a leading English language daily newspaper having general circulation in Singapore.

(11) **Others**

In the event of any conflict or inconsistency between the provisions of this **Article 7A** and the other provisions of these Articles, then the provisions of this **Article 7A** shall prevail. In particular, the provisions of **Article 7** above shall not apply to the Class A Preference Shares.

7B. Class B Preference Shares

The Class B Preference Shares shall have the following rights and be subject to the following restrictions.

(1) Denomination

The par value of each Class B Preference Share shall be S$0.01, with a liquidation preference of S$10,000 ("**Liquidation Preference**").

(2) Dividends

(a) **Non-Cumulative Preferential Dividends.** Subject to **Articles 7B(2)(d), (f)** and **(g)** below, the Class B Preference Shares shall entitle the holder thereof (each, a "**Class B Preference Shareholder**") to receive a non-cumulative preferential cash dividend ("**Dividend**") on the Liquidation Preference thereof calculated on the bases set out in **Articles 7B(2)(b)** and **(c)** below. The Dividend shall be payable:

(i) semi-annually in arrear on **15 March** and **15 September** in each year up to and including the Dividend Re-Set Date (as defined below); and

(ii) thereafter quarterly in arrear on **15 March, 15 June, 15 September** and **15 December** in each year (each such date, and each of the dates in **Article 7B(2)(a)(i)** above, a "**Dividend Date**", provided that if any such date in **Article 7B(2)(a)(ii)** is not a Business Day, such Dividend Date shall be the next following day that is a Business Day),

in each case when, as and if declared by the Board of Directors of the Company (or an authorised committee thereof) ("**Board**"), *provided that* the first Dividend will be paid (i) in relation to the first issuance of the Class B Preference Shares, in respect of the period from, and including, the dividend payment date in respect of the Issuer Preference Shares immediately preceding the date on which the Class B Preference Shares are first issued (the "**Issue Date**") to, but excluding, the first Dividend Date after the Issue Date and (ii) in relation to any subsequent issuance of Class B Preference Shares, the period from, and including, the latter of (aa) the dividend payment date in respect of the Issuer Preference Shares immediately preceding the Issue Date and (bb) the Dividend Date immediately preceding the date on which the Class B Preference Shares comprised in that issuance are issued, to, but excluding, the Dividend Date immediately following the date on which the Class B Preference Shares comprised in that issuance are issued.

If any Dividend Date in **Article 7B(2)(a)(i)** would otherwise fall on a day which is not a Business Day (as defined below), payment of the Dividend otherwise payable on such date shall be postponed to the next day which is a Business Day. For the avoidance of doubt, where there is more than one issuance of Class B Preference Shares, the Issue Date, for the purposes of this **Article 7B**, shall be the date on which the first Class B Preference Shares are issued.

No Class B Preference Shareholder shall have any claim in respect of any Dividend or part thereof not due or payable pursuant to **Articles 7B(2)(d), (f)** and **(g)** below. Accordingly, such amount shall not accumulate for the benefit of the Class B Preference Shareholders or entitle the Class B Preference Shareholders to any claim in respect thereof against the Company.

"**Business Day**" means a day other than a Saturday or Sunday on which commercial banks are open for business in Singapore.

"**Dividend Re-Set Date**" shall be a date (if any), to be determined by the Board in its absolute discretion on or prior to the date of issue of the Issuer Preference Shares (the "**Issuer Preference Shares Issue Date**"), such date (if any) to be a dividend payment date in respect of the Issuer Preference Shares falling on or after the tenth anniversary of the Issuer Preference Shares Issue Date. For the avoidance of doubt, (i) the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date, that there shall be no Dividend Re-Set Date and (ii) where there is more than one issuance of Issuer Preference Shares, the Issuer Preference Shares Issue Date, for the purposes of this **Article 7B**, shall be the date on which the first Issuer Preference Shares are issued.

"**Issuer Preference Shares**" mean preference shares which are to be issued, as determined by the Board in its absolute discretion by a special purpose vehicle ("**Issuer**") to be incorporated, as determined by the Board in its absolute discretion, wholly-owned, managed and under the sole control of the Company, and which are expressed to be substituted by the Class B Preference Shares.

(b) **Fixed Dividend Rate**. Each Class B Preference Share in issue on or prior to the Dividend Re-Set Date shall, subject to **Article 7B(2)(a)** above, entitle the holder thereof to receive for each Dividend Period (as defined below) ending on or prior to the Dividend Re-Set Date Dividends (when, as and if declared by the Board) payable in Singapore dollars at a fixed rate per annum of not less than two per cent. and not more than 25 per cent., as the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date, of the Liquidation Preference thereof, calculated on the basis of the actual number of days in the relevant period divided by 365.

"**Dividend Period**" means:

(i) in relation to the first issuance of Class B Preference Shares, the period from, and including, the dividend payment date in respect of the Issuer Preference Shares immediately preceding the Issue Date to, but excluding, the first Dividend Date and each successive period thereafter from, and including, a Dividend Date to, but excluding, the next succeeding Dividend Date; and

(ii) in relation to any subsequent issuance of Class B Preference Shares, the period from, and including, the latter of:

(aa) the dividend payment date in respect of the Issuer Preference Shares immediately preceding the Issue Date; and

(bb) the Dividend Date immediately preceding the date on which the Class B Preference Shares comprised in that issuance are issued,

to, but excluding, the Dividend Date immediately following the date on which the Class B Preference Shares comprised in that issuance are issued and each successive period thereafter from, and including, a Dividend Date to, but excluding the next succeeding Dividend Date.

(c) **Floating Dividend Rate**. Each Class B Preference Share in issue after the Dividend Re-Set Date shall entitle the holder thereof to receive on each Dividend Date falling after the Dividend Re-Set Date Dividends (when, as and if declared by the Board) payable in Singapore dollars at a floating rate per annum equal to:

(i) the three-month SGD Swap Offer Rate (as defined below) in effect for the relevant Dividend Period; plus

(ii) a margin of not less than 0.5 per cent. and not more than 10 per cent., as the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date and in compliance with the published capital adequacy requirements of the MAS applicable to the Company at the relevant time,

of the Liquidation Preference thereof, calculated on the basis of the actual number of days in the relevant period divided by 365.

Any determination by the Calculation Agent (as defined below) under this **Article 7B** shall be final and conclusive absent manifest error.

"Calculation Agent" means such entity appointed as calculation agent for the purposes of this **Article 7B** by the Board.

"three-month SGD Swap Offer Rate" means, in respect of any Dividend Period, the rate determined by the Calculation Agent which appears under the caption "ASSOCIATION OF BANKS IN SINGAPORE — SIBOR AND SWAP OFFER RATES — RATES AT 11.00 A.M. SINGAPORE TIME" and the row headed "SGD" on Moneyline Telerate Service Page 50157 (or such other page as may replace Moneyline Telerate Service Page 50157 for the purpose of displaying Singapore swap offer rates of leading reference banks) at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date (as defined below); *provided that*, if at such time, no such rate is quoted on Moneyline Telerate Service Page 50157 (or such other replacement page as aforesaid) or Moneyline Telerate Service Page 50157 (or such other replacement page as aforesaid) is unavailable for any reason, **"three-month SGD Swap Offer Rate"** means the **"Average Swap Rate"** (which shall be rounded up, if necessary, to the nearest four decimal places) for such Dividend Period determined by the Calculation Agent in accordance with the following formula:

In the case of Premium:

$$\text{Average Swap Rate} = [\frac{365}{360} \times \text{SIBOR}] + \frac{(\text{Premium} \times 36500)}{(\text{T} \times \text{Spot Rate})}$$

$$+ [\frac{(\text{SIBOR} \times \text{Premium})}{(\text{Spot Rate})} \times \frac{365}{360}]$$

In the case of Discount:

$$\text{Average Swap Rate} = [\frac{365}{360} \times \text{SIBOR}] - \frac{(\text{Discount} \times 36500)}{(\text{T} \times \text{Spot Rate})}$$

$$- [\frac{(\text{SIBOR} \times \text{Discount})}{(\text{Spot Rate})} \times \frac{365}{360}]$$

where:

"SIBOR" = the rate which appears under the caption "SINGAPORE INTERBANK OFFER RATES (US$)" and the column headed "FIXINGS" on Moneyline Telerate Service Page 50163 to 50164 (or such other page as may replace Moneyline Telerate Service Page 50163 to 50164 for the purpose of displaying Singapore inter-bank United States dollar offered rates of leading reference banks) at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date for a period equal to the duration of the Dividend Period concerned;

"Spot Rate" = the rate (determined by the Calculation Agent) to be the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates quoted by the Reference Banks (as defined below) and which appear under the caption "ASSOCIATION OF BANKS IN SINGAPORE — SGD SPOT AND SWAP OFFER RATES AT 11.00 A.M. SINGAPORE" and the column headed "SPOT" on Moneyline Telerate Service Page 50168 (or such other page as may replace Moneyline Telerate Service Page 50168 for the purpose of displaying the spot rates and swap points of leading reference banks) at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date;

"Premium or Discount" = the rate (determined by the Calculation Agent) to be the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates for a Premium or Discount quoted by the Reference Banks which appear under the caption "ASSOCIATION OF BANKS IN SINGAPORE — SGD SPOT AND SWAP OFFER RATES AT 11.00 A.M. SINGAPORE" on Moneyline Telerate Service Page 50168 (or such other replacement page as aforesaid) at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date for a period equal to the duration of the Dividend Period concerned; and

"T" = the number of days in the Dividend Period concerned.

If on any SOR Determination Date any one of the components for the purposes of calculating the Average Swap Rate above is not quoted on the relevant Moneyline Telerate Service Page (or such other replacement page as aforesaid) or the relevant Moneyline Telerate Service Page (or such other replacement page as aforesaid) is unavailable for any reason, the Calculation Agent shall request the principal Singapore offices of the Reference Banks to provide the Calculation Agent with quotations of their Swap Rates (as defined below) for the Dividend Period concerned at or about 11.00 a.m., Singapore time, on such SOR Determination Date and the Average Swap Rate for such Dividend Period shall be the rate per annum equal to the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the Swap Rates quoted by the Reference Banks to the Calculation Agent. The "**Swap Rate**" of a Reference Bank means the rate at which that Reference Bank can generate Singapore dollars for the Dividend Period concerned in the Singapore inter-bank market at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date and shall be determined as follows:

In the case of Premium:

$$\text{Swap Rate} = [\frac{365}{360} \times \text{SIBOR}] + \frac{(\text{Premium} \times 36500)}{(\text{T} \times \text{Spot Rate})}$$

$$+ [\frac{(\text{SIBOR} \times \text{Premium})}{(\text{Spot Rate})} \times \frac{365}{360}]$$

In the case of Discount:

$$\text{Swap Rate} = [\frac{365}{360} \times \text{SIBOR}] - \frac{(\text{Discount} \times 36500)}{(\text{T} \times \text{Spot Rate})}$$

$$- [\frac{(\text{SIBOR} \times \text{Discount})}{(\text{Spot Rate})} \times \frac{365}{360}]$$

where:

"SIBOR"	=	the rate per annum at which United States dollar deposits for a period equal to the duration of the Dividend Period concerned are being offered by that Reference Bank to prime banks in the Singapore inter-bank market at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date;
"Spot Rate"	=	the rate at which that Reference Bank sells United States dollars spot in exchange for Singapore dollars in the Singapore inter-bank market at or about 11.00 a.m., Singapore time, on the relevant SOR Determination Date;
"Premium"	=	the premium that would have been paid by that Reference Bank in buying United States dollars forward in exchange for Singapore dollars on the last day of the Dividend Period concerned in the Singapore inter-bank market;
"Discount"	=	the discount that would have been received by that Reference Bank in buying United States dollars forward in exchange for Singapore dollars on the last day of the Dividend Period concerned in the Singapore inter-bank market; and
"T"	=	the number of days in the Dividend Period concerned.

If on any SOR Determination Date one only or none of the Reference Banks provides the Calculation Agent with quotations of their Swap Rate(s), the Average Swap Rate shall be determined by the Calculation Agent to be the rate per annum equal to the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the rates quoted by the Reference Banks or those of them (being at least two in number) to the Calculation Agent at or about 11.00 a.m., Singapore time, on such SOR Determination Date as being their cost (including the cost occasioned by or attributable to complying with reserves, liquidity, deposit or other requirements imposed on them by any relevant authority or authorities) of funding, for the relevant Dividend Period, an amount equal to the aggregate Liquidation Preference for such Dividend Period by whatever means they determine to be most appropriate, or if on such SOR Determination Date one only or none of the Reference Banks provides the Calculation Agent with such quotation, the Average Swap Rate for the relevant Dividend Period shall be the rate per annum equal to the arithmetic mean (rounded up, if necessary, to the nearest four decimal places) of the prime lending rates for Singapore dollars quoted by the Reference Banks at or about 11.00 a.m., Singapore time, on such SOR Determination Date.

"SOR Determination Date" means, with respect to any Dividend Period, the day falling two Business Days (other than a Saturday or Sunday) prior to the first day of that Dividend Period.

"Reference Banks" means three major banks in Singapore selected by the Calculation Agent.

(d) **Dividends at Board's Discretion**. Any decision regarding the declaration or payment of any Dividend on the Class B Preference Shares shall be at the sole and absolute discretion of the Board. Nothing herein contained shall impose on the Board any requirement or duty to resolve to distribute, declare or pay in respect of any fiscal year or period the whole or any part of the profits of the Company available for distribution. No Dividend or any part thereof shall become due or payable on any Dividend Date for the purposes of this **Article 7B** unless the Board has declared or resolved to distribute such Dividend or part thereof with respect to that Dividend Date.

(e) **Ranking**. The Class B Preference Shares shall rank as regards participation in profits *pari passu* with all other shares to the extent that they are expressed to rank *pari passu* therewith and in priority to the Company's ordinary shares. The Company may from time to time and at any time create or issue any other shares ranking, as to participation in the profits or the assets of the Company, *pari passu* with or junior to:

(i) the Class B Preference Shares; or

(ii) any other Parity Obligations (as defined below),

in each case without the prior approval of the Class B Preference Shareholders and the holders of all other Parity Obligations and the creation or issue by the Company of such shares (regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable) shall be deemed not to constitute a variation of the rights attached to the Class B Preference Shares.

The Company shall not create or issue any other shares ranking, as to participation in the profits or the assets of the Company, senior or in priority to:

(aa) the Class B Preference Shares; or

(bb) any other Parity Obligations,

unless approved by the Class B Preference Shareholders and the holders of all other Parity Obligations, acting as a single class in accordance with **Article 7B(5)** below.

"Parity Obligations" means **(I)** any preference shares or other similar obligations of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis (including, without limitation, the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares) or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares or **(II)** any preference shares or other similar obligations of any subsidiary of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares.

(f) **Dividend Restrictions**. Dividends may only be declared and paid out of Distributable Reserves (as defined below). Notwithstanding that the Board may have declared or resolved to distribute any Dividend on any Dividend Date, the Company shall not be obliged to pay, and shall not pay, such Dividend on that Dividend Date (and such Dividend shall not be considered to be due or payable for the purposes of this **Article 7B**) if:

(i) the Company is prevented by applicable Singapore banking regulations or other requirements of the MAS from making payment in full of dividends or other distributions when due on Parity Obligations; or

(ii) the Company is unable to make such payment of dividends or other distributions on Parity Obligations without causing a breach of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company; or

(iii) the aggregate of the amount of such Dividend (if paid in full), together with the sum of any other dividends and other distributions originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year on the Class B Preference Shares or Parity Obligations, would exceed the Distributable Reserves as of the relevant Dividend Determination Date.

"**Distributable Reserves**" means, at any time, the amounts for the time being available to the Company for distribution as a dividend in compliance with Section 403 of the Companies Act, Chapter 50 of Singapore ("**Available Amounts**") as of the date of the Company's latest audited balance sheet; *provided that* if the Board reasonably believes that the Available Amounts as of any Dividend Determination Date are lower than the Available Amounts as of the date of the Company's latest audited balance sheet and are insufficient to pay the Dividend and for payments on Parity Obligations on the relevant Dividend Date, then two Directors of the Company shall be required to provide a certificate, on or prior to such Dividend Determination Date, to the Class B Preference Shareholders accompanied by a certificate of the Company's auditors for the time being of the Available Amounts as of such Dividend Determination Date (which certificate of the two Directors shall be binding absent manifest error) and "**Distributable Reserves**" as of such Dividend Determination Date for the purposes of such Dividend shall mean the Available Amounts as set forth in such certificate.

"**Dividend Determination Date**" means, with respect to any Dividend Date, the day falling two Business Days prior to the Dividend Date.

(g) **Dividend Limitation Notice.** Without prejudice to the discretion of the Board under **Article 7B(2)(d)** above, if the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares, the Company may give, on or before the relevant Dividend Determination Date, a notice ("**Dividend Limitation Notice**") to the share registrar of the Company for the time being ("**Registrar**") and the Class B Preference Shareholders that the Company will pay no dividends or less than full dividends on such Dividend Date, in which case no dividends or less than full dividends as set out in the Dividend Limitation Notice shall become due and payable on such Dividend Date. The Dividend Limitation Notice shall include a statement to the effect that the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on it's ordinary shares and identify the specific dividend on the ordinary shares that will not be paid.

Each Dividend Limitation Notice shall be given in writing by mail to each Class B Preference Shareholder except that where the Class B Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of giving notice in writing by mail to such shareholder, determine to publish such notice on such stock exchange(s). So long as the Class B Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class B Preference Shares are listed on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") and the rules of SGX-ST so require, each Dividend Limitation Notice shall be published in accordance with **Article 7B(10)(b)** below.

(h) ***Pro Rata* Dividend Payment**. If, whether by reason of the provisions of **Article 7B(2)(f)** above or the terms of a Parity Obligation, on the relevant Dividend Date, a Dividend is not paid in full on the Class B Preference Shares or dividends or other distributions are not paid in full on any Parity Obligations, but on such Dividend Date there are Distributable Reserves, then each Class B Preference Shareholder shall be entitled to receive the Relevant Proportion (as defined below) of any such Dividend.

"**Relevant Proportion**" means:

(i) in relation to any partial payment of a Dividend, the amount of Distributable Reserves as of the relevant Dividend Determination Date divided by the sum of:

(aa) the full amount originally scheduled to be paid by way of Dividend (whether or not paid in whole or part) during the Company's then-current fiscal year; and

(bb) the sum of any dividends or other distribution or payments in respect of Parity Obligations originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year,

converted where necessary into the same currency in which Distributable Reserves are calculated by the Company; and

(ii) in relation to any partial payment of any Liquidation Distribution (as defined below), the total amount available for any such payment and for making any liquidation distribution on any Parity Obligations divided by the sum of:

(aa) the full Liquidation Distribution before any reduction or abatement hereunder; and

(bb) the amount (before any reduction or abatement hereunder) of the full liquidation distribution on any Parity Obligations,

converted where necessary into the same currency in which liquidation payments are made to creditors of the Company.

(i) **Payments; No Further Rights to Participate in Profits**. Payments of Dividends shall, if due and payable under this **Article 7B**, be made to the Class B Preference Shareholders on the register at any date selected by the Board not less than six Business Days prior to the relevant Dividend Date. Save as set out in this **Article 7B**, the Class B Preference Shares shall not confer any right or claim as regards participation in the profits of the Company.

(j) **Dividend Stopper**. In the event any Dividend is not paid in full for any reason on any Dividend Date, the Company shall not:

(i) declare or pay any dividends or other distributions in respect of, or (if permitted) repurchase or redeem, its ordinary shares or any other security of the Company ranking *pari passu* or junior to the Class B Preference Shares (or contribute any moneys to a sinking fund for the redemption of any such shares or securities); or

(ii) declare or pay, or permit any subsidiary of the Company (other than a subsidiary of the Company that carries on banking business) to declare or pay, any dividends or other distributions in respect of any Parity Obligations, or (if permitted) repurchase or redeem any Parity Obligations (or contribute any moneys to a sinking fund for the redemption of any such obligations),

in each case until it has paid Dividends in full in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months (or an amount equivalent to the Dividends to be paid in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months has been paid or irrevocably set aside in a separately designated trust account for payment to the Class B Preference Shareholders).

(k) **Prescription**. Any Dividend unclaimed after a period of six years from the date of declaration of such Dividend shall be forfeited and revert to the Company. No Dividends or other moneys payable on or in respect of a Class B Preference Share shall bear interest against the Company.

(l) **Net Dividends**. For the avoidance of doubt:

(i) while the Company remains on the imputation system of taxation (which shall not be longer than the Transition Period (as defined below)), all references in this **Article 7B** to any amount of Dividends payable by the Company shall be construed as references to net Dividend amounts, exclusive of Tax Credits (as defined below); and

(ii) nothing in these **Articles** obliges the Company (whether during or after the Transition Period):

(aa) to pay, or make available to any Class B Preference Shareholders, any Tax Credits in respect of any Dividends or otherwise to compensate any Class B Preference Shareholders for not paying or not making available such Tax Credits;

(bb) to remain on the imputation system of taxation, regardless of whether the Company has any Tax Credits; or

(cc) to ensure that it has any Tax Credits at any time, regardless of whether any Class B Preference Shares are outstanding as of such time.

"**Tax Credits**" means the amounts representing tax paid by the Company which is imputed to, and deemed to be paid on behalf of, the Class B Preference Shareholders when the Company distributes taxed income as dividends or other moneys payable on or in respect of a Class B Preference Share.

"**Transition Period**" means the five-year transitional period from 1 January 2003 to 31 December 2007 allowed by the Inland Revenue Authority of Singapore in its circular of 15 August 2002 for Singapore resident companies with unutilised Section 44 of the Income Tax Act balances as of 31 December 2002 to remain on the imputation system (before moving to the new one-tier corporate tax system) for the purpose of paying franked dividends (that is, dividends that carry tax credit).

(3) **Liquidation Distributions**

(a) **Rights Upon Liquidation**. In the event of the commencement of any dissolution or winding up of the Company (other than pursuant to a Permitted Reorganisation (as defined below)) before any redemption of the Class B Preference Shares, the Class B Preference Shares shall rank:

(i) junior to depositors and all other creditors (including the holders of subordinated debt) of the Company;

(ii) *pari passu* with all Parity Obligations of the Company; and

(iii) senior to the holders of the Company's ordinary shares and any other securities or obligations of the Company that are subordinated to the Class B Preference Shares.

On such a dissolution or winding up, each Class B Preference Share shall be entitled to receive in Singapore dollars an amount equal to the Liquidation Distribution (as defined below).

"**Liquidation Distribution**" means, upon a dissolution or winding up of the Company, the Liquidation Preference together with, subject to the restrictions in **Article 7B(2)(f)** above and unless a Dividend Limitation Notice is in effect, any accrued but unpaid Dividend (whether

or not declared) from, and including, the commencement date of the Dividend Period in which the date of the dissolution or winding up falls to but excluding the date of actual payment.

"**Permitted Reorganisation**" means a solvent reconstruction, amalgamation, reorganisation, merger or consolidation whereby all or substantially all the business, undertaking and assets of the Company are transferred to a successor entity which assumes all the obligations of the Company under the Class B Preference Shares.

(b) ***Pro Rata* Liquidation Distribution**. If, upon any such dissolution or winding up, the amounts available for payment are insufficient to cover the Liquidation Distribution and any liquidation distributions of any Parity Obligation, but there are funds available for payment so as to allow payment of part of the Liquidation Distribution, then each Class B Preference Shareholder shall be entitled to receive the Relevant Proportion of the Liquidation Distribution.

(c) **No Further Rights to Participate in Assets**. Save as set out in this **Article 7B**, the Class B Preference Shares shall not confer any right or claim as regards participation in the assets of the Company.

(4) **Redemption**

(a) **Optional Redemption**. The Company may, at its option, redeem in whole, but not in part, the Class B Preference Shares for the time being issued and outstanding on such date(s), as may be determined by the Board in its absolute discretion on or prior to the Issuer Preference Shares Issue Date, such date(s) to correspond with the optional redemption date(s) in respect of the Issuer Preference Shares, in each case subject to the satisfaction of the Redemption Conditions (as defined below) and to Singapore law.

"**Redemption Conditions**" means:

(i) that the prior written consent of the MAS to the redemption, if then required, has been obtained and that any conditions that the MAS may impose at the time of any consent, if then required, have been satisfied; and

(ii) that the Distributable Reserves of the Company and/or share premium and/or Replacement Capital (as defined below) as at the date for redemption equals at least the Liquidation Preference and the full amount of any accrued but unpaid Dividend (whether or not declared) in respect of the Dividend Period in which the relevant redemption falls.

"**Replacement Capital**" means ordinary shares and/or Parity Obligations issued for the purpose of funding the redemption of the Class B Preference Shares.

(b) **Tax Event Redemption**. If at any time a Tax Event (as defined below) has occurred and is continuing, subject to this **Article 7B(4)(b)**, then the Class B Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice (as defined in **Article 7B(4)(e)** below):

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Tax Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Tax Event for all purposes of this **Article 7B**.

"**Tax Event**" means that, as a result of any change after the date of issuance of the Class B Preference Shares in, or amendment to, any law or regulation of Singapore or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of any law or regulation by any relevant body in Singapore, payments to the Class B Preference Shareholders:

(i) would be subject to deduction or withholding for or on account of tax; or

(ii) would give rise to any obligation of the Company to account for any tax in Singapore at a rate in excess of the rate in effect immediately prior to such issuance,

and such obligation cannot in each case be avoided by the Company taking reasonable measures available to it.

(c) **Special Event Redemption**. If at any time a Special Event (as defined below) has occurred and is continuing, subject to this **Article 7B(4)(c)**, then the Class B Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice:

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Special Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Special Event for all purposes of this **Article 7B**.

"**Special Event**" means for any reason there is more than an insubstantial risk that for the purposes of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company, the Class B Preference Shares may not be included in the Tier 1 capital of the Company on a consolidated or unconsolidated basis.

(d) **Cash Redemption**. Any redemption of the Class B Preference Shares shall be made in cash.

(e) **Redemption Notice**. If the Class B Preference Shares are to be redeemed, a notice of redemption (each, a "**Redemption Notice**") shall be mailed to each holder of the Class B Preference Shares to be redeemed, not less than 30 days nor more than 60 days prior to the relevant date of redemption ("**Redemption Date**"), except that where the Class B Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of mailing the notice to such shareholder, determine to publish such notice on such stock exchange(s) not less than 30 days nor more than 60 days prior to the Redemption Date. So long as the Class B Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class B Preference Shares are listed on the SGX-ST and the rules of SGX-ST so require, each Redemption Notice shall be published in accordance with **Article 7B(10)(b)** below.

Each Redemption Notice shall specify *inter alia*:

(i) the Redemption Date;

(ii) the Class B Preference Shares to be redeemed on the Redemption Date;

(iii) the Redemption Amount (as defined below); and

(iv) the place or places where the Class B Preference Shareholders may surrender share certificates (if applicable) in respect of the Class B Preference Shares and obtain payment of the Redemption Amount.

No defect in the Redemption Notice or in its mailing shall affect the validity of the redemption proceedings.

(f) **Redemption Amount**. The cash amount ("**Redemption Amount**") payable on redemption is an amount equal to the Liquidation Preference, together with, subject to the restrictions in **Article 7B(2)(f)** above and unless a Dividend Limitation Notice is in effect, any accrued but unpaid Dividends (whether or not declared) in respect of the period commencing on the first day of the Dividend Period in which the relevant redemption falls to but excluding the date of such redemption. Any such redemption shall not prejudice the rights of the holder of the Class B Preference Shares to be so redeemed to receive any accrued but unpaid Dividend payable on the Redemption Date.

(g) **Payments**. Payments in respect of the amount due on redemption of a Class B Preference Share shall be made by cheque or such other method as the Directors of the Company may specify in the Redemption Notice not later than the date specified for the purpose in the Redemption Notice. Payment shall be made against presentation and surrender of the share certificate of the relevant Class B Preference Shares (if any) at the place or one of the places specified in the Redemption Notice.

(h) **Discharge**. A receipt given by the holder for the time being of any Class B Preference Share (or in the case of joint holders by the first-named joint holder) in respect of the amount payable on redemption of the Class B Preference Share shall constitute an absolute discharge to the Company.

(5) **Voting**

(a) **General**. Except as provided in this **Article 7B(5)**, the Class B Preference Shareholders shall not be entitled to attend and vote at general meetings of the Company.

(b) **Class Meetings**. The Class B Preference Shareholders shall be entitled to attend class meetings of the Class B Preference Shareholders. Every Class B Preference Shareholder who is present in person at such class meetings shall have on a show of hands one vote and on a poll one vote for every Class B Preference Share of which he is the holder.

(c) **General Meetings**. If Dividends with respect to the Class B Preference Shares in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 months have not been paid in full when due, then the Class B Preference Shareholders shall have the right to receive notice of, attend, speak and vote at general meetings of the Company on all matters, including the winding-up of the Company, and such right shall continue until after the next following Dividend Date on which a Dividend in respect of the Class B Preference Shares is paid in full (or an amount equivalent to the Dividend to be paid in respect of the next Dividend Period has been paid or irrevocably set aside in a separately designated trust account for payment to the Class B Preference Shareholders). Every Class B Preference Shareholder who is present in person at such general meetings shall have on a show of hands one vote and on a poll one vote for every Class B Preference Share of which he is the holder.

(6) **Purchases**

The Company may at any time and from time to time exercise any powers conferred by applicable Singapore law in purchasing the Class B Preference Shares. No repurchase of any Class B Preference Shares shall be made without the prior consent of the MAS (for so long as the Company is required to obtain such consent).

(7) **Taxation**

All payments in respect of the Class B Preference Shares shall be made after deducting or withholding all amounts for or on account of any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed or levied by or on behalf of Singapore or any authority thereof or therein having power to tax and which are required by applicable law to be deducted or withheld.

The Company shall not pay any additional amounts in respect of any such deduction or withholding from payments in respect of the Class B Preference Shares for or on account of any such present or future taxes, duties, assessments or governmental charges.

No payment in respect of the Class B Preference Shares shall be made by the Company to any Class B Preference Shareholder without deduction or withholding for or on account of any such present or future taxes, duties, assessments or governmental charges unless such Class B Preference Shareholder shall have provided a statutory declaration or other evidence satisfactory to the Company that the beneficial owner of such payment:

(a) is a resident in Singapore for tax purposes; or

(b) is otherwise entitled to receive such payment free of any such deduction or withholding.

If requested by a Class B Preference Shareholder, the Company shall procure that such person shall be furnished with a certificate specifying the gross amount of such payment, the amount of tax deducted or withheld and the net amount of such payment.

For the avoidance of doubt, this **Article 7B(7)** shall not apply in respect of any deduction of tax made or deemed to be made under Section 44 of the Income Tax Act (which gives effect to the imputation system referred to in **Article 7B(2)(l)** above).

(8) **Variations of Rights and Further Issues**

Unless otherwise required by applicable law and notwithstanding **Article 9** below, any variation or abrogation of the rights, preferences and privileges of the Class B Preference Shares by way of amendment of the Articles or otherwise (including, without limitation, the authorisation or creation of any securities or ownership interests of the Company ranking, as to participation in the profits or assets of the Company, senior to the Class B Preference Shares) shall require:

(a) the consent in writing of the holders of at least 75 per cent. of the outstanding Class B Preference Shares; or

(b) the sanction of a special resolution passed at a separate class meeting of the Class B Preference Shareholders (the quorum at such class meeting to be such number of Class B Preference Shareholders holding or representing not less than two-thirds of the outstanding Class B Preference Shares),

provided that:

(i) no such consent or sanction shall be required if the change is solely of a formal, minor or technical nature or is to correct an error or cure an ambiguity (but such change shall not

reduce the amounts payable to the Class B Preference Shareholders, impose any material obligation on the Class B Preference Shareholders or materially adversely affect their voting rights);

(ii) no such consent or sanction shall be required for the creation or issue of further shares ranking *pari passu* with or junior to the Class B Preference Shares (the creation or issue of such other shares, regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable, shall not be deemed to be a variation or abrogation of the rights, preferences and privileges of the Class B Preference Shares);

(iii) no such consent or sanction shall be required for the redemption, purchase or cancellation of the Class B Preference Shares in accordance with these Articles; and

(iv) no provision of the Class B Preference Shares may be amended without the prior written consent of the MAS if such amendment would result in the Class B Preference Shares not being treated as Tier 1 capital of the Company on a consolidated or unconsolidated basis.

The Company shall cause a notice of any meeting at which any Class B Preference Shareholder is entitled to vote, and any voting forms, to be mailed to each Class B Preference Shareholder in accordance with **Article 7B(10)** below. Each such notice shall include a statement setting forth (i) the date, time and place of such meeting, (ii) a description of any resolution to be proposed for adoption at such meeting on which such holders are entitled to vote and (iii) instructions for the delivery of proxies.

(9) **Transfer of Preference Shares**

An instrument of transfer of a share which is in certificated form must be in writing in any usual form or other form approved by the Directors of the Company and must be executed by or on behalf of the transferor and by or on behalf of the transferee. The transferor shall remain the holder of the shares transferred until the name of the transferee is entered in the register of members of the Company in respect thereof.

The Directors of the Company may, in the case of transfers of Class B Preference Shares in certificated form, at their absolute discretion and without assigning any reason therefor, refuse to register:

(a) any transfer of a Class B Preference Share (not being a fully paid Class B Preference Share); *provided that* where any Class B Preference Shares are listed on the SGX-ST or any other stock exchange or quotation system, such discretion may not be exercised in such a way as to prevent dealings in the Class B Preference Shares from taking place on an open and proper basis; and

(b) any transfer of a Class B Preference Share on which the Company has a lien.

The Directors of the Company may also decline to register a transfer unless the instrument of transfer is duly stamped (if so required).

The Class B Preference Shares are in registered form. The registration of share transfers may be suspended at such times and for such periods as the Directors of the Company may determine not exceeding 30 days in any year.

(10) Notices or Other Documents

(a) **Delivery of Notice**. Any notice or other document may be served by the Company upon any holder of the Class B Preference Shares in the manner provided in these **Articles**. Any such notice or document shall be deemed to be served and delivered in accordance with these **Articles**.

(b) **Newspaper Publication**. For so long as the Class B Preference Shares are listed on the SGX-ST and the SGX-ST so requires, notice shall also be published in a leading English language daily newspaper having general circulation in Singapore.

(11) Others

In the event of any conflict or inconsistency between the provisions of this **Article 7B** and the other provisions of these Articles, then the provisions of this **Article 7B** shall prevail. In particular, the provisions of **Article 7** above shall not apply to the Class B Preference Shares.

7C. **Class C Preference Shares**

The Class C Preference Shares shall have the following rights and be subject to the following restrictions.

(1) **Denomination**

The par value of each Class C Preference Share shall be EUR0.01, with a liquidation preference of EUR50,000 ("**Liquidation Preference**").

(2) **Dividends**

(a) **Non-Cumulative Preferential Dividends**. Subject to **Articles 7C(2)(d)**, **(f)** and **(g)** below, the Class C Preference Shares shall entitle the holder thereof (each, a "**Class C Preference Shareholder**") to receive a non-cumulative preferential cash dividend ("**Dividend**") on the Liquidation Preference thereof calculated on the bases set out in **Articles 7C(2)(b)** and **(c)** below. The Dividend shall be payable:

(i) annually in arrear on **15 September** in each year up to and including the Dividend Re-Set Date (as defined below); and

(ii) thereafter quarterly in arrear on **15 March**, **15 June**, **15 September** and **15 December** in each year (each such date, and the date in **Article 7C(2)(a)(i)** above, a "**Dividend Date**", provided that if any such date in **Article 7C(2)(a)(ii)** is not a Business Day, such Dividend Date shall be the next following day that is a Business Day),

in each case when, as and if declared by the Board of Directors of the Company (or an authorised committee thereof) ("**Board**"), *provided that* the first Dividend will be paid (i) in relation to the first issuance of the Class C Preference Shares, in respect of the period from, and including, the dividend payment date in respect of the Issuer Preference Shares immediately preceding the date on which the Class C Preference Shares are first issued (the "**Issue Date**") to, but excluding, the first Dividend Date after the Issue Date and (ii) in relation to any subsequent issuance of Class C Preference Shares, the period from, and including, the latter of (aa) the dividend payment date in respect of the Issuer Preference Shares immediately preceding the Issue Date and (bb) the Dividend Date immediately preceding the date on which the Class C Preference Shares comprised in that issuance are issued, to, but excluding, the Dividend Date immediately following the date on which the Class C Preference Shares comprised in that issuance are issued.

If any Dividend Date in **Article 7C(2)(a)(i)** would otherwise fall on a day which is not a Business Day (as defined below), payment of the Dividend otherwise payable on such date shall be postponed to the next day which is a Business Day. For the avoidance of doubt, where there is more than one issuance of Class C Preference Shares, the Issue Date, for the purposes of this **Article 7C**, shall be the date on which the first Class C Preference Shares are issued.

No Class C Preference Shareholder shall have any claim in respect of any Dividend or part thereof not due or payable pursuant to **Articles 7C(2)(d)**, **(f)** and **(g)** below. Accordingly, such amount shall not accumulate for the benefit of the Class C Preference Shareholders or entitle the Class C Preference Shareholders to any claim in respect thereof against the Company.

"**Business Day**" means a day other than a Saturday or Sunday on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto is operating and on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in Singapore, New York and London.

"**Dividend Re-Set Date**" shall be a date (if any), to be determined by the Board in its absolute discretion on or prior to the date of issue of the Issuer Preference Shares (the "**Issuer Preference Shares Issue Date**"), such date (if any) to be a dividend payment date in respect of the Issuer Preference Shares falling on or after the tenth anniversary of the Issuer Preference Shares Issue Date. For the avoidance of doubt, (i) the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date, that there shall be no Dividend Re-Set Date and (ii) where there is more than one issuance of Issuer Preference Shares, the Issuer Preference Shares Issue Date, for the purposes of this **Article** 7C, shall be the date on which the first Issuer Preference Shares are issued.

"**Issuer Preference Shares**" mean preference shares which are to be issued, as determined by the Board in its absolute discretion by a special purpose vehicle ("**Issuer**") to be incorporated, as determined by the Board in its absolute discretion, wholly-owned, managed and under the sole control of the Company, and which are expressed to be substituted by the Class C Preference Shares.

(b) **Fixed Dividend Rate**. Each Class C Preference Share in issue on or prior to the Dividend Re-Set Date shall, subject to **Article 7C(2)(a)** above, entitle the holder thereof to receive for each Dividend Period (as defined below) ending on or prior to the Dividend Re-Set Date Dividends (when, as and if declared by the Board) payable in Euro at a fixed rate per annum of not less than two per cent. and not more than 25 per cent., as the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date, of the Liquidation Preference thereof, calculated on the basis of the Day Count Fraction.

"**Day Count Fraction**" means (i) prior to the Dividend Re-Set Date, the number of days in the relevant period divided by the actual number of days (365 or 366) in the relevant period and (ii) on or after the Dividend Re-Set Date, the actual number of days in the relevant period divided by 360.

"**Dividend Period**" means:

(i) in relation to the first issuance of Class C Preference Shares, the period from, and including, the dividend payment date in respect of the Issuer Preference Shares immediately preceding the Issue Date to, but excluding, the first Dividend Date and each successive period thereafter from, and including, a Dividend Date to, but excluding, the next succeeding Dividend Date; and

(ii) in relation to any subsequent issuance of Class C Preference Shares, the period from, and including, the latter of:

(aa) the dividend payment date in respect of the Issuer Preference Shares immediately preceding the Issue Date; and

(bb) the Dividend Date immediately preceding the date on which the Class C Preference Shares comprised in that issuance are issued,

to, but excluding, the Dividend Date immediately following the date on which the Class C Preference Shares comprised in that issuance are issued and each successive period thereafter from, and including, a Dividend Date to, but excluding the next succeeding Dividend Date.

(c) **Floating Dividend Rate**. Each Class C Preference Share in issue after the Dividend Re-Set Date shall entitle the holder thereof to receive on each Dividend Date falling after the Dividend Re-Set Date Dividends (when, as and if declared by the Board) payable in Euro at a floating rate per annum equal to:

(i) the three-month EURIBOR (as defined below) in effect for the relevant Dividend Period; plus

(ii) a margin of not less than 0.5 per cent. and not more than 10 per cent., as the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date and in compliance with the published capital adequacy requirements of the MAS applicable to the Company at the relevant time,

of the Liquidation Preference thereof, calculated on the basis of the Day Count Fraction.

Any determination by the Calculation Agent (as defined below) under this **Article 7C** shall be final and conclusive absent manifest error.

"**Calculation Agent**" means such entity appointed as calculation agent for the purposes of this **Article 7C** by the Board.

"**three-month EURIBOR**", means in respect of any Dividend Period, the rate as determined by the Calculation Agent:

(i) which is the offered rate for three-month Euro deposits as at 11.00 a.m. (Central European Time) on the EURIBOR Determination Date (as defined below), which appears on the display designated as page "248" on the Telerate Service (or such other page or service as may replace it for the purpose of displaying Euro-zone interbank offered rates of major banks for three-month Euro deposits);

(ii) if the offered rate so appearing is replaced by the corresponding rates of more than one bank, then sub-paragraph (i) above shall be applied, with the necessary consequential changes, to the arithmetic mean (rounded, if necessary, up to the nearest 1/16th per cent.) of the rates (being at least two) which so appear, as determined by the Calculation Agent. If for any reason such offered rates do not so appear, or if the relevant page is unavailable, the Calculation Agent will request each of the banks whose offered rates would have been used for the purposes of the relevant page if the event leading to the application of this sub-paragraph (ii) had not happened or any duly appointed substitute reference bank, acting in each case through its principal Euro-zone office (each, a "**Reference Bank**"), to provide the Calculation Agent with its offered quotation to leading banks for three-month Euro deposits in the Euro-zone for the Dividend Period concerned as at 11.00 a.m. (Central European Time) on the EURIBOR Determination Date in question; and

(iii) if on any EURIBOR Determination Date such offered rate does not appear on page "248" on the Telerate Service (or such other page or service as aforesaid) and the Calculation Agent is not able to obtain quotations from two or more Reference Banks, the rate which was in effect for the last preceding Dividend Period to which sub-paragraphs (i) and (ii) above shall have applied.

"**EURIBOR Determination Date**" means, with respect to any Dividend Period, the day falling two Business Days (other than a Saturday or Sunday) prior to the first day of that Dividend Period.

(d) **Dividends at Board's Discretion.** Any decision regarding the declaration or payment of any Dividend on the Class C Preference Shares shall be at the sole and absolute discretion of the Board. Nothing herein contained shall impose on the Board any requirement or duty to resolve to distribute, declare or pay in respect of any fiscal year or period the whole or any part of the profits of the Company available for distribution. No Dividend or any part thereof shall become due or payable on any Dividend Date for the purposes of this **Article 7C** unless the Board has declared or resolved to distribute such Dividend or part thereof with respect to that Dividend Date.

(e) **Ranking**. The Class C Preference Shares shall rank as regards participation in profits *pari passu* with all other shares to the extent that they are expressed to rank *pari passu* therewith and in priority to the Company's ordinary shares. The Company may from time to time and at any time create or issue any other shares ranking, as to participation in the profits or the assets of the Company, *pari passu* with or junior to:

(i) the Class C Preference Shares; or

(ii) any other Parity Obligations (as defined below),

in each case without the prior approval of the Class C Preference Shareholders and the holders of all other Parity Obligations and the creation or issue by the Company of such shares (regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable) shall be deemed not to constitute a variation of the rights attached to the Class C Preference Shares.

The Company shall not create or issue any other shares ranking, as to participation in the profits or the assets of the Company, senior or in priority to:

(aa) the Class C Preference Shares; or

(bb) any other Parity Obligations,

unless approved by the Class C Preference Shareholders and the holders of all other Parity Obligations, acting as a single class in accordance with **Article 7C(5)** below.

"Parity Obligations" *means* **(I)** *any preference shares or other similar obligations of the* Company that constitute Tier 1 capital of the Company on an unconsolidated basis (including, without limitation, the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares) or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares or **(II)** any preference shares or other similar obligations of any subsidiary of the Company that constitute Tier 1 capital of the Company on an unconsolidated basis or have characteristics similar to securities that could qualify as Tier 1 capital of the Company on an unconsolidated basis and are not expressly stated to rank in all material respects senior or junior to the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares.

(f) **Dividend Restrictions**. Dividends may only be declared and paid out of Distributable Reserves (as defined below). Notwithstanding that the Board may have declared or resolved to distribute any Dividend on any Dividend Date, the Company shall not be obliged to pay, and shall not pay, such Dividend on that Dividend Date (and such Dividend shall not be considered to be due or payable for the purposes of this **Article 7C**) if:

(i) the Company is prevented by applicable Singapore banking regulations or other requirements of the MAS from making payment in full of dividends or other distributions when due on Parity Obligations; or

(ii) the Company is unable to make such payment of dividends or other distributions on Parity Obligations without causing a breach of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company; or

(iii) the aggregate of the amount of such Dividend (if paid in full), together with the sum of any other dividends and other distributions originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year on the Class C Preference Shares or Parity Obligations, would exceed the Distributable Reserves as of the relevant Dividend Determination Date.

"**Distributable Reserves**" means, at any time, the amounts for the time being available to the Company for distribution as a dividend in compliance with Section 403 of the Companies Act, Chapter 50 of Singapore ("**Available Amounts**") as of the date of the Company's latest audited balance sheet; *provided that* if the Board reasonably believes that the Available Amounts as of any Dividend Determination Date are lower than the Available Amounts as of the date of the Company's latest audited balance sheet and are insufficient to pay the Dividend and for payments on Parity Obligations on the relevant Dividend Date, then two Directors of the Company shall be required to provide a certificate, on or prior to such Dividend Determination Date, to the Class C Preference Shareholders accompanied by a certificate of the Company's auditors for the time being of the Available Amounts as of such Dividend Determination Date (which certificate of the two Directors shall be binding absent manifest error) and "**Distributable Reserves**" as of such Dividend Determination Date for the purposes of such Dividend shall mean the Available Amounts as set forth in such certificate.

"**Dividend Determination Date**" *means, with respect to any Dividend Date, the day falling* two Business Days prior to the Dividend Date.

(g) **Dividend Limitation Notice**. Without prejudice to the discretion of the Board under **Article 7C(2)(d)** above, if the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares, the Company may give, on or before the relevant Dividend Determination Date, a notice ("**Dividend Limitation Notice**") to the share registrar of the Company for the time being ("**Registrar**") and the Class C Preference Shareholders that the Company will pay no dividends or less than full dividends on such Dividend Date, in which case no dividends or less than full dividends as set out in the Dividend Limitation Notice shall become due and payable on such Dividend Date. The Dividend Limitation Notice shall include a statement to the effect that the Company does not propose or intend to pay and will not pay its next normal dividend (whether interim or final) on its ordinary shares and identify the specific dividend on the *ordinary shares that will not be paid.*

Each Dividend Limitation Notice shall be given in writing by mail to each Class C Preference Shareholder except that where the Class C Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of giving notice in writing by mail to such shareholder, determine to publish such notice on such stock exchange(s). So long as the Class C Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class C Preference Shares are listed on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") and the rules of SGX-ST so require, each Dividend Limitation Notice shall be published in accordance with **Article 7C(10)(b)** below.

(h) ***Pro Rata* Dividend Payment**. If, whether by reason of the provisions of **Article 7C(2)(f)** above or the terms of a Parity Obligation, on the relevant Dividend Date, a Dividend is not paid in full on the Class C Preference Shares or dividends or other distributions are not paid in full on any Parity Obligations, but on such Dividend Date there are Distributable Reserves, then each Class C Preference Shareholder shall be entitled to receive the Relevant Proportion (as defined below) of any such Dividend.

"**Relevant Proportion**" *means:*

(i) in relation to any partial payment of a Dividend, the amount of Distributable Reserves as of the relevant Dividend Determination Date divided by the sum of:

(aa) the full amount originally scheduled to be paid by way of Dividend (whether or not paid in whole or part) during the Company's then-current fiscal year; and

(bb) the sum of any dividends or other distribution or payments in respect of Parity Obligations originally scheduled to be paid (whether or not paid in whole or part) during the Company's then-current fiscal year,

converted where necessary into the same currency in which Distributable Reserves are calculated by the Company; and

(ii) in relation to any partial payment of any Liquidation Distribution (as defined below), the total amount available for any such payment and for making any liquidation distribution on any Parity Obligations divided by the sum of:

(aa) the full Liquidation Distribution before any reduction or abatement hereunder; and

(bb) the amount (before any reduction or abatement hereunder) of the full liquidation distribution on any Parity Obligations,

converted where necessary into the same currency in which liquidation payments are made to creditors of the Company.

(i) **Payments; No Further Rights to Participate in Profits**. Payments of Dividends shall, if due and payable under this **Article 7C**, be made to the Class C Preference Shareholders on the register at any date selected by the Board not less than six Business Days prior to the relevant Dividend Date. Save as set out in this **Article 7C**, the Class C Preference Shares shall not confer any right or claim as regards participation in the profits of the Company.

(j) **Dividend Stopper**. In the event any Dividend is not paid in full for any reason on any Dividend Date, the Company shall not:

(i) declare or pay any dividends or other distributions in respect of, or (if permitted) repurchase or redeem, its ordinary shares or any other security of the Company ranking *pari passu* or junior to the Class C Preference Shares (or contribute any moneys to a sinking fund for the redemption of any such shares or securities); or

(ii) declare or pay, or permit any subsidiary of the Company (other than a subsidiary of the Company that carries on banking business) to declare or pay, any dividends or other distributions in respect of any Parity Obligations, or (if permitted) repurchase or redeem any Parity Obligations (or contribute any moneys to a sinking fund for the redemption of any such obligations),

in each case until it has paid Dividends in full in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months (or an amount equivalent to the Dividends to be paid in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 calendar months has been paid or irrevocably set aside in a separately designated trust account for payment to the Class C Preference Shareholders).

(k) **Prescription**. Any Dividend unclaimed after a period of six years from the date of declaration of such Dividend shall be forfeited and revert to the Company. No Dividends or other moneys payable on or in respect of a Class C Preference Share shall bear interest against the Company.

(l) **Net Dividends**. For the avoidance of doubt:

(i) while the Company remains on the imputation system of taxation (which shall not be longer than the Transition Period (as defined below)), all references in this **Article 7C** to any amount of Dividends payable by the Company shall be construed as references to net Dividend amounts, exclusive of Tax Credits (as defined below); and

(ii) nothing in these **Articles** obliges the Company (whether during or after the Transition Period):

(aa) to pay, or make available to any Class C Preference Shareholders, any Tax Credits in respect of any Dividends or otherwise to compensate any Class C Preference Shareholders for not paying or not making available such Tax Credits;

(bb) to remain on the imputation system of taxation, regardless of whether the Company has any Tax Credits; or

(cc) to ensure that it has any Tax Credits at any time, regardless of whether any Class C Preference Shares are outstanding as of such time.

"**Tax Credits**" means the amounts representing tax paid by the Company which is imputed to, and deemed to be paid on behalf of, the Class C Preference Shareholders when the Company distributes taxed income as dividends or other moneys payable on or in respect of a Class C Preference Share.

"**Transition Period**" means the five-year transitional period from 1 January 2003 to 31 December 2007 allowed by the Inland Revenue Authority of Singapore in its circular of 15 August 2002 for Singapore resident companies with unutilised Section 44 of the Income Tax Act balances as of 31 December 2002 to remain on the imputation system (before moving to the new one-tier corporate tax system) for the purpose of paying franked dividends (that is, dividends that carry tax credit).

(3) **Liquidation Distributions**

(a) **Rights Upon Liquidation**. In the event of the commencement of any dissolution or winding up of the Company (other than pursuant to a Permitted Reorganisation (as defined below)) before any redemption of the Class C Preference Shares, the Class C Preference Shares shall rank:

(i) junior to depositors and all other creditors (including the holders of subordinated debt) of the Company;

(ii) *pari passu* with all Parity Obligations of the Company; and

(iii) senior to the holders of the Company's ordinary shares and any other securities or obligations of the Company that are subordinated to the Class C Preference Shares.

On such a dissolution or winding up, each Class C Preference Share shall be entitled to receive in Euro an amount equal to the Liquidation Distribution (as defined below).

"**Liquidation Distribution**" means, upon a dissolution or winding up of the Company, the Liquidation Preference together with, subject to the restrictions in **Article 7C(2)(f)** above and unless a Dividend Limitation Notice is in effect, any accrued but unpaid Dividend (whether or not declared) from, and including, the commencement date of the Dividend Period in which the date of the dissolution or winding up falls to but excluding the date of actual payment.

"**Permitted Reorganisation**" means a solvent reconstruction, amalgamation, reorganisation, merger or consolidation whereby all or substantially all the business, undertaking and assets of the Company are transferred to a successor entity which assumes all the obligations of the Company under the Class C Preference Shares.

(b) ***Pro Rata* Liquidation Distribution**. If, upon any such dissolution or winding up, the amounts available for payment are insufficient to cover the Liquidation Distribution and any liquidation distributions of any Parity Obligation, but there are funds available for payment so as to allow payment of part of the Liquidation Distribution, then each Class C Preference Shareholder shall be entitled to receive the Relevant Proportion of the Liquidation Distribution.

(c) **No Further Rights to Participate in Assets**. Save as set out in this **Article 7C**, the Class C Preference Shares shall not confer any right or claim as regards participation in the assets of the Company.

(4) **Redemption**

(a) **Optional Redemption**. The Company may, at its option, redeem in whole, but not in part, the Class C Preference Shares for the time being issued and outstanding on such date(s), as may be determined by the Board in its absolute discretion on or prior to the Issuer Preference Shares Issue Date, such date(s) to correspond with the optional redemption date(s) in respect of the Issuer Preference Shares, in each case subject to the satisfaction of the Redemption Conditions (as defined below) and to Singapore law.

"**Redemption Conditions**" means:

(i) that the prior written consent of the MAS to the redemption, if then required, has been obtained and that any conditions that the MAS may impose at the time of any consent, if then required, have been satisfied; and

(ii) that the Distributable Reserves of the Company and/or share premium and/or Replacement Capital (as defined below) as at the date for redemption equals at least the Liquidation Preference and the full amount of any accrued but unpaid Dividend (whether or not declared) in respect of the Dividend Period in which the relevant redemption falls.

"**Replacement Capital**" means ordinary shares and/or Parity Obligations issued for the purpose of funding the redemption of the Class C Preference Shares.

(b) **Tax Event Redemption**. If at any time a Tax Event (as defined below) has occurred and is continuing, subject to this **Article 7C(4)(b)**, then the Class C Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice (as defined in **Article 7C(4)(e)** below):

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Tax Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Tax Event for all purposes of this **Article 7C**.

If there is available to the Company the opportunity to eliminate the Tax Event by taking some ministerial action or pursuing some other reasonable measure that, in the absolute discretion of the Company, will not have an adverse effect on the Company or the holders of the Class C Preference Shares, and will not involve any material cost, the Company will pursue that measure in lieu of redemption.

"**Tax Event**" means that, as a result of any change after the date of issuance of the Class C Preference Shares in, or amendment to, any law or regulation of Singapore or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of any law or regulation by any relevant body in Singapore, payments to the Class C Preference Shareholders:

(i) would be subject to deduction or withholding for or on account of tax; or

(ii) would give rise to any obligation of the Company to account for any tax in Singapore at a rate in excess of the rate in effect immediately prior to such issuance,

and such obligation cannot in each case be avoided by the Company taking reasonable measures available to it.

(c) **Special Event Redemption**. If at any time a Special Event (as defined below) has occurred and is continuing, subject to this **Article 7C(4)(c)**, then the Class C Preference Shares may be redeemed, in whole but not in part, at the option of the Company, subject to:

(i) the satisfaction of the Redemption Conditions; and

(ii) the Company attaching to the relevant Redemption Notice:

(aa) a certificate signed by two Directors of the Company stating that the Company is entitled to effect such redemption; and

(bb) an opinion of counsel to the Company experienced in such matters to the effect that a Special Event has occurred.

The delivery of such opinion shall constitute conclusive evidence of the occurrence of a Special Event for all purposes of this **Article 7C**.

"**Special Event**" means for any reason there is more than an insubstantial risk that for the purposes of the MAS' published consolidated or unconsolidated capital adequacy requirements from time to time applicable to the Company, the Class C Preference Shares may not be included in the Tier 1 capital of the Company on a consolidated or unconsolidated basis.

(d) **Cash Redemption**. Any redemption of the Class C Preference Shares shall be made in cash.

(e) **Redemption Notice**. If the Class C Preference Shares are to be redeemed, a notice of redemption (each, a "**Redemption Notice**") shall be mailed to each holder of the Class C Preference Shares to be redeemed, not less than 30 days nor more than 60 days prior to the relevant date of redemption ("**Redemption Date**"), except that where the Class C Preference Shares are listed on one or more stock exchanges, the Company may, in lieu of mailing the notice to such shareholder, determine to publish such notice on such stock exchange(s) not less than 30 days nor more than 60 days prior to the Redemption Date. So long as the Class C Preference Shares are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require. In addition, for so long as the Class C Preference Shares are listed on the SGX-ST and the rules of SGX-ST so require, each Redemption Notice shall be published in accordance with **Article 7C(10)(b)** below.

Each Redemption Notice shall specify *inter alia*:

(i) the Redemption Date;

(ii) the Class C Preference Shares to be redeemed on the Redemption Date;

(iii) the Redemption Amount (as defined below); and

(iv) the place or places where the Class C Preference Shareholders may surrender share certificates (if applicable) in respect of the Class C Preference Shares and obtain payment of the Redemption Amount.

No defect in the Redemption Notice or in its mailing shall affect the validity of the redemption proceedings.

(f) **Redemption Amount**. The cash amount ("**Redemption Amount**") payable on redemption is:

(i) in the case of a redemption pursuant to **Article 7C(4)(a) or (b)**, an amount equal to the Redemption Price; and

(ii) in the case of a redemption pursuant to **Article 7C(4)(c)**, an amount equal to the Special Event Redemption Price. Any such redemption shall not prejudice the rights of the holder of the Class C Preference Shares to be so redeemed to receive any accrued but unpaid Dividend payable on the Redemption Date.

"**Redemption Price**" means the Liquidation Preference, together with, subject to the restrictions in **Article 7C(2)(f)** above and unless a Dividend Limitation Notice is in effect, any accrued but unpaid Dividends (whether or not declared) in respect of the period commencing on the first day of the Dividend Period in which the relevant redemption falls to but excluding the date of such redemption.

"**Special Event Redemption Price**" means:

(i) in the case of a redemption on a date which is prior to the Dividend Re-Set Date, an amount equal to the higher of (aa) the Liquidation Preference (together with any accrued but unpaid Dividend (whether or not declared) in respect of the Dividend Period in which the relevant redemption falls) and (bb) the Make Whole Amount (if any); and

(ii) in the case of a redemption on or after the Dividend Re-Set Date, the Redemption Price.

"**Make Whole Amount**" means, at any time prior to the Dividend Re-Set Date, an amount equal to the sum of:

(i) the present value of the Liquidation Preference assuming a repayment thereon on the Dividend Re-Set Date; plus

(ii) the present values of the remaining scheduled Dividends, to and including the Dividend Re-Set Date;

in each case discounted to the Redemption Date in accordance with the Day Count Fraction at a rate equal to the sum of (x) a fixed rate of not less than 0.10% and not more than 2.50%, as the Board may determine in its absolute discretion on or prior to the Issuer Preference Shares Issue Date and (y) the offer yield, as determined by the Calculation Agent, on the second Business Day prior to the Redemption Date, on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto is operating, on an annual Actual/Actual basis, of the "on the run" German government bond, that is displayed on the Bloomberg German Government Pricing Monitor

for reference Bund bonds, page PXGB (or such other page or service as may replace it for the purposes of displaying reference Bund bonds), and that has a maturity closest to the Dividend Re-Set Date.

(g) **Payments**. Payments in respect of the amount due on redemption of a Class C Preference Share shall be made by cheque or such other method as the Directors of the Company may specify in the Redemption Notice not later than the date specified for the purpose in the Redemption Notice. Payment shall be made against presentation and surrender of the share certificate of the relevant Class C Preference Shares (if any) at the place or one of the places specified in the Redemption Notice.

(h) **Discharge**. A receipt given by the holder for the time being of any Class C Preference Share (or in the case of joint holders by the first-named joint holder) in respect of the amount payable on redemption of the Class C Preference Share shall constitute an absolute discharge to the Company.

(5) **Voting**

(a) **General**. Except as provided in this **Article 7C(5)**, the Class C Preference Shareholders shall not be entitled to attend and vote at general meetings of the Company.

(b) **Class Meetings**. The Class C Preference Shareholders shall be entitled to attend class meetings of the Class C Preference Shareholders. Every Class C Preference Shareholder who is present in person at such class meetings shall have on a show of hands one vote and on a poll one vote for every Class C Preference Share of which he is the holder.

(c) **General Meetings**. If Dividends with respect to the Class C Preference Shares in respect of such number of consecutive Dividend Periods as shall be equal to or exceed 12 months have not been paid in full when due, then the Class C Preference Shareholders shall have the right to receive notice of, attend, speak and vote at general meetings of the Company on all matters, including the winding-up of the Company, and such right shall continue until after the next following Dividend Date on which a Dividend in respect of the Class C Preference Shares is paid in full (or an amount equivalent to the Dividend to be paid in respect of the next Dividend Period has been paid or irrevocably set aside in a separately designated trust account for payment to the Class C Preference Shareholders). Every Class C Preference Shareholder who is present in person at such general meetings shall have on a show of hands one vote and on a poll one vote for every Class C Preference Share of which he is the holder.

(6) **Purchases**

The Company may at any time and from time to time exercise any powers conferred by applicable Singapore law in purchasing the Class C Preference Shares. No repurchase of any Class C Preference Shares shall be made without the prior consent of the MAS (for so long as the Company is required to obtain such consent).

(7) **Taxation**

All payments on the Class C Preference Shares will be made free and clear by the Company without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature (**"Taxes"**) imposed by or on behalf of Singapore or any authority thereof or therein having power to tax, unless such deduction or withholding of such Taxes is required by law. In the event that any such withholding or deduction in respect of any payment on the Class C Preference Shares is required by law, the Company will pay such additional amounts (**"Additional Amounts"**) as will result in the receipt by the holders of the Class C Preference Shares of the amounts which would otherwise have been receivable in respect of such payment on the Class C Preference Shares in the absence of such withholding or deduction, provided that no such Additional Amounts shall be payable in respect of any of the Class C Preference Shares:

(i) to or on behalf of a holder of Class C Preference Shares or beneficial owner with respect to Class C Preference Shares which is (aa) treated as a resident of Singapore or a permanent establishment in Singapore for tax purposes; or (bb) who is liable for such taxes, duties, assessments or governmental charges in respect of the Class C Preference Shares by reason of his, her or its being connected with Singapore other than by reason only of the holding of any of the Class C Preference Shares; and

(ii) to the extent that such Taxes would not have been required to be deducted or withheld but for the failure to comply by the holder of the Class C Preference Shares or beneficial owner with respect to the Class C Preference Shares with a request of the Company addressed to such holder to make any declaration of non-residence or other similar claim, which is required or imposed by a statute, treaty or administrative practice of Singapore, as the case may be, as a pre-condition to exemption from all or part of such Taxes.

For the avoidance of doubt, this **Article 7C(7)** shall not apply in respect of any deduction of tax made or deemed to be made under Section 44 of the Income Tax Act (which gives effect to the imputation system referred to in **Article 7C(2)(I)** above).

(8) **Variations of Rights and Further Issues**

Unless otherwise required by applicable law and notwithstanding **Article 9** below, any variation or abrogation of the rights, preferences and privileges of the Class C Preference Shares by way of amendment of the Articles or otherwise (including, without limitation, the authorisation or creation of any securities or ownership interests of the Company ranking, as to participation in the profits or assets of the Company, senior to the Class C Preference Shares) shall require:

(a) the consent in writing of the holders of at least 75 per cent. of the outstanding Class C Preference Shares; or

(b) the sanction of a special resolution passed at a separate class meeting of the Class C Preference Shareholders (the quorum at such class meeting to be such number of Class C Preference Shareholders holding or representing not less than two-thirds of the outstanding Class C Preference Shares),

provided that:

(i) no such consent or sanction shall be required if the change is solely of a formal, minor or technical nature or is to correct an error or cure an ambiguity (but such change shall not reduce the amounts payable to the Class C Preference Shareholders, impose any material obligation on the Class C Preference Shareholders or materially adversely affect their voting rights);

(ii) no such consent or sanction shall be required for the creation or issue of further shares ranking *pari passu* with or junior to the Class C Preference Shares (the creation or issue of such other shares, regardless of the dividends and other amounts payable in respect of such shares and whether and when such dividends and other amounts may be so payable, shall not be deemed to be a variation or abrogation of the rights, preferences and privileges of the Class C Preference Shares);

(iii) no such consent or sanction shall be required for the redemption, purchase or cancellation of the Class C Preference Shares in accordance with these Articles; and

(iv) no provision of the Class C Preference Shares may be amended without the prior written consent of the MAS if such amendment would result in the Class C Preference Shares not being treated as Tier 1 capital of the Company on a consolidated or unconsolidated basis.

The Company shall cause a notice of any meeting at which any Class C Preference Shareholder is entitled to vote, and any voting forms, to be mailed to each Class C Preference Shareholder in accordance with **Article 7C(10)** below. Each such notice shall include a statement setting forth (i) the date, time and place of such meeting, (ii) a description of any resolution to be proposed for adoption at such meeting on which such holders are entitled to vote and (iii) instructions for the delivery of proxies.

(9) Transfer of Preference Shares

An instrument of transfer of a share which is in certificated form must be in writing in any usual form or other form approved by the Directors of the Company and must be executed by or on behalf of the transferor and by or on behalf of the transferee. The transferor shall remain the holder of the shares transferred until the name of the transferee is entered in the register of members of the Company in respect thereof.

The Directors of the Company may, in the case of transfers of Class C Preference Shares in certificated form, at their absolute discretion and without assigning any reason therefor, refuse to register:

(a) any transfer of a Class C Preference Share (not being a fully paid Class C Preference Share); *provided that* where any Class C Preference Shares are listed on the SGX-ST or any other stock exchange or quotation system, such discretion may not be exercised in such a way as to prevent dealings in the Class C Preference Shares from taking place on an open and proper basis; and

(b) any transfer of a Class C Preference Share on which the Company has a lien.

The Directors of the Company may also decline to register a transfer unless the instrument of transfer is duly stamped (if so required).

The Class C Preference Shares are in registered form. The registration of share transfers may be suspended at such times and for such periods as the Directors of the Company may determine not exceeding 30 days in any year.

(10) Notices or Other Documents

(a) **Delivery of Notice.** Any notice or other document may be served by the Company upon any holder of the Class C Preference Shares in the manner provided in these **Articles**. Any such notice or document shall be deemed to be served and delivered in accordance with these **Articles**.

(b) **Newspaper Publication**. For so long as the Class C Preference Shares are listed on the SGX-ST and the SGX-ST so requires, notice shall also be published in a leading English language daily newspaper having general circulation in Singapore.

(11) **Others**

In the event of any conflict or inconsistency between the provisions of this **Article 7C** and the other provisions of these Articles, then the provisions of this **Article 7C** shall prevail. In particular, the provisions of **Article 7** above shall not apply to the Class C Preference Shares."